Exhibit 99.3

Consolidated Financial Statements

(In thousands of United States dollars)

THERATECHNOLOGIES INC.

November 30, 2020 and 2019

THERATECHNOLOGIES INC.

(In thousands of United States dollars)

KPMG LLP	Telephone	(514) 840-2100
600 de Maisonneuve Blvd. West	Fax	(514) 840-2187
Suite 1500, Tour KPMG	Internet	www.kpmg.ca
Montréal (Québec) H3A 0A3
Canada

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors

Theratechnologies Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Theratechnologies Inc. (the “Company”) as of November 30, 2020 and 2019, the related consolidated statements of net loss and comprehensive loss, changes in equity, and cash flows for the years ended November 30, 2020 and 2019, and the related notes (collectively, the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of November 30, 2020 and 2019, and the financial performance and its cash flows for the years ended November 30, 2020 and 2019, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Change in Accounting Principle

As discussed in Note 1(a) to the consolidated financial statements, the Company has changed its method of accounting for leases as of December 1, 2019, due to the adoption of IFRS 16, Leases, using a modified retrospective transition approach.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

We have served as the Company’s auditor since 1993.

Montréal, Canada

February 24, 2021

© 2020 KPMG LLP, an Ontario limited liability partnership and a member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. All rights reserved.

THERATECHNOLOGIES INC.

Consolidated Statements of Financial Position

(In thousands of United States dollars)

As at November 30, 2020 and 2019

	Note	November 30, 2020	November 30, 2019

Assets
Current assets
Cash		$12,737	$28,661
Bonds and money market funds	6	8,031	11,964
Trade and other receivables	7	12,430	10,116
Tax credits and grants receivable	8	755	-
Inventories	9	25,145	20,929
Prepaid expenses and deposits		5,189	3,874
Derivative financial assets	20(b)	520	637

Total current assets		64,807	76,181

Non–current assets
Bonds and money market funds	6	-	619
Property and equipment	10	865	1,071
Right-of-use-assets	11	2,618	-
Intangible assets	12	24,529	27,480
Other asset	13	7,323	12,204

Total non–current assets		35,335	41,374

Total assets		$100,142	$117,555

Liabilities

Current liabilities
Accounts payable and accrued liabilities	14	$34,815	$31,173
Provisions	15	1,947	2,484
Current portion of long-term obligations	16	4,666	3,417
Current portion of lease liabilities	18	425	-
Income taxes payable		16	-
Deferred revenue		50	70

Total current liabilities		41,919	37,144

Non–current liabilities
Long-term obligations	16	-	4,570
Convertible unsecured senior notes	17	52,403	50,741
Lease liabilities	18	2,555	-
Other liabilities	19	41	266

Total non-current liabilities		54,999	55,577

Total liabilities		96,918	92,721

Equity

Share capital	20	287,312	287,035
Equity component of convertible unsecured senior notes		4,457	4,457
Contributed surplus		12,065	10,783
Deficit		(300,129)	(277,462)
Accumulated other comprehensive income (loss)	20(g)	(481)	21

Total equity		3,224	24,834

Commitments	26

Subsequent event	29

Total liabilities and equity		$100,142	$117,555

The accompanying notes are an integral part of these consolidated financial statements.

Approved by the Board of Directors

(signed) Paul Pommier Director	(signed) Gérald Lacoste Director

THERATECHNOLOGIES INC.

Consolidated Statements of Net Loss and Comprehensive Loss

(In thousands of United States dollars, except per share amounts)

Years ended November 30, 2020 and 2019

	Note	2020	2019

Revenue	3	$66,053	$63,216

Operating expenses
Cost of sales
Cost of goods sold		20,970	21,125
Other production-related costs	9	1,051	67
Amortization of other asset	13	4,881	4,884
Research and development expenses net of tax credits of $296 (2019 – nil)		18,019	10,841
Selling expenses		26,859	26,482
General and administrative expenses		12,230	8,330

Total operating expenses		84,010	71,729

Loss from operating activities		(17,957)	(8,513)

Finance income	5	299	1,097
Finance costs	5	(4,993)	(5,080)

		(4,694)	(3,983)

Loss before income taxes		(22,651)	(12,496)

Income taxes		(16)	-

Net loss		(22,667)	(12,496)

Other comprehensive income (loss), net of tax
Items that may be reclassified to net profit (loss) in the future
Net change in fair value of FVOCI financial assets, net of tax		14	83
Exchange difference on translation of foreign operations		(516)	33

		(502)	116

Total comprehensive loss		$(23,169)	$(12,380)

Loss per share
Basic and diluted	20(f)	$(0.29)	$(0.16)

The accompanying notes are an integral part of these consolidated financial statements.

THERATECHNOLOGIES INC.

Consolidated Statements of Changes in Equity

(In thousands of United States dollars)

Years ended November 30, 2020 and 2019

			Share capital		Equity component of convertible unsecured senior notes			Accumulated other comprehensive income (loss)
	Note		Number of shares	Amount		Contributed surplus	Deficit		Total

Balance as at November 30, 2018			76,877,679	286,828	4,457	8,788	(264,966)	(95)	35,012

Total comprehensive loss

Net loss			-	-	-	-	(12,496)	-	(12,496)

Other comprehensive income

Net change in fair value of FVOCI financial assets, net of tax			-	-	-	-	-	83	83

Exchange differences on translation of foreign operations			-	-	-	-	-	33	33

Total comprehensive loss			-	-	-	-	(12,496)	116	(12,380)

Transactions with owners, recorded directly in equity

Issuance of common shares of Katana			900	5	-	-	-	-	5

Share-based contingent consideration			-	-	-	1,028	-	-	1,028

Share-based compensation plan

Share-based compensation for stock option plan			-	-	-	1,059	-	-	1,059

Exercise of stock options

Monetary consideration			74,832	110	-	-	-	-	110

Attributed value			-	92	-	(92)	-	-	-

Total contributions by owners			75,732	207	-	1,995	-	-	2,202

Balance as at November 30, 2019			76,953,411	$287,035	$4,457	$10,783	$(277,462)	$21	$24,834

Total comprehensive loss

Net loss			-	-	-	-	(22,667)	-	(22,667)

Other comprehensive income

Net change in fair value of FVOCI financial assets, net of tax			-	-	-	-	-	14	14

Exchange differences on translation of foreign operations			-	-	-	-	-	(516)	(516)

Total comprehensive loss			-	-	-	-	(22,667)	(502)	(23,169)

Share-based compensation plan

Share-based compensation for stock option plan			-	-	-	1,414	-	-	1,414

Exercise of stock options

Monetary consideration	20(e	)	60,000	145	-	-	-	-	145

Attributed value			-	132	-	(132)	-	-	-

Total contributions by owners			60,000	277	-	1,282	-	-	1,559

Balance as at November 30, 2020			77,013,411	$287,312	$4,457	$12,065	$(300,129)	$(481)	$3,224

The accompanying notes are an integral part of these consolidated financial statements.

THERATECHNOLOGIES INC.

Consolidated Statements of Cash Flows

(In thousands of United States dollars)

Years ended November 30, 2020 and 2019

	Note	2020	2019

Cash flows from (used in)

Operating
Net loss		$(22,667)	$(12,496)
Adjustments for
Depreciation of property and equipment	10	247	199
Amortization of intangible assets and other asset	12, 13	7,832	7,296
Amortization of right-of-use assets	11	441	-
Share-based compensation for stock option plan and stock appreciation rights		1,427	1,087
Write-down of inventories	9	917	16
Change in fair value of derivative financial assets	20(b)	166	647
Change in fair value of liability related to deferred stock unit plan	20(b)	(157)	(641)
Interest on convertible unsecured senior notes	5	3,306	3,317
Interest income	5	(299)	(1,097)
Accretion expense	5	2,056	1,673
Foreign exchange		(549)	32
Lease inducements and amortization		-	238
		(7,280)	271
Change in operating assets and liabilities
Trade and other receivables		(2,253)	831
Tax credits and grants receivable		(749)	-
Inventories		(4,872)	(9,861)
Prepaid expenses and deposits		(1,297)	(2,282)
Accounts payable and accrued liabilities		3,438	6,137
Provisions		(537)	1,470
Income taxes payable		16	-
Deferred revenue		(20)	43

		(6,274)	(3,662)

Total cash from used in operating activities		(13,554)	(3,391)

Financing
Interest paid on convertible unsecured senior notes		(3,306)	(3,417)
Repayment of long-term obligations		(3,500)	(3,500)
Proceeds from exercise of stock options		145	110
Payment of lease liability		(568)	-

Total cash used in financing activities		(7,229)	(6,807)

Investing
Acquisition of intangible assets		-	(2,407)
Acquisition of property and equipment	10	(32)	(1,215)
Proceeds from sale of bonds and money market funds		4,506	2,482
Acquisition of bonds and money market funds		(59)	(192)
Interest received		401	1,199
Acquisition of derivative financial assets		(40)	(21)
Proceeds from sale of derivative financial assets		-	24

Total cash from (used in) in investing activities		4,776	(130)

Net change in cash		(16,007)	(10,328)

Cash, beginning of year		28,661	38,997

Effect of foreign exchange on cash		83	(8)

Cash, end of year		$12,737	$28,661

See Note 22 for supplemental cash flow disclosures.

The accompanying notes are an integral part of these consolidated financial statements.

THERATECHNOLOGIES INC.

Notes to Consolidated Financial Statements

(In thousands of United States dollars, unless otherwise stated)

Years ended November 30, 2020 and 2019

Theratechnologies Inc. is a biopharmaceutical company focused on the development and commercialization of innovative therapies addressing unmet medical needs.

The consolidated financial statements include the accounts of Theratechnologies Inc. and its wholly owned subsidiaries (together referred to as the “Company” and individually as the “subsidiaries of the Company”).

Theratechnologies Inc. is governed by the Business Corporations Act (Quebec) and is domiciled in Quebec, Canada. The Company is located at 2015 Peel Street, Suite 1100, Montréal, Quebec, H3A 1T8.

1.	Basis of preparation

Statement of compliance

The consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The consolidated financial statements were authorized for issue by the Board of Directors on February 24, 2021.

Basis of measurement

The Company’s consolidated financial statements have been prepared on a going concern and historical cost basis, except for bonds and money market funds, derivative financial assets, liabilities related to cash-settled share-based arrangements and derivative financial liabilities, which are measured at fair value.

Effective December 1, 2019, lease liabilities are measured at present value of lease payments not paid at commencement date. See Note 1(a) below.

Equity-classified share-based payment arrangements are measured at fair value at the grant date pursuant to IFRS 2, Share-based Payment.

The methods used to measure fair value are discussed further in Note 25.

Functional and presentation currency

The Company’s functional currency is the United States dollar (“US$”).

All financial information presented in US$ has been rounded to the nearest thousand.

THERATECHNOLOGIES INC.

Notes to Consolidated Financial Statements (continued)

(In thousands of United States dollars, unless otherwise stated)

Years ended November 30, 2020 and 2019

1.	Basis of preparation (continued)

Initial application of new or amended accounting standards

(a) Leases

In January 2016, the IASB issued IFRS 16, Leases, which replaced IAS 17, Leases. IFRS 16 sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract, the customer (lessee) and the supplier (lessor). IFRS 16 eliminates the classification of leases as either operating leases or finance leases, introduces a single lessee accounting model and requires a lessee to recognize assets and liabilities for all leases with a term of more than 12 months, unless the underlying asset is of low value.

The Company has adopted IFRS 16 using the modified retrospective transition approach, with the effect of initially applying this standard recognized at the date of initial application, i.e. December 1, 2019. Under this method, the Company elected to measure right-of-use of asset as equal to lease liability, adjusted for amounts previously recorded for deferred lease inducements or prepaid rent as at the date of adoption. Accordingly, the cumulative effect of initially applying IFRS 16 is nil on the opening balance of deficit as at December 1, 2019. The comparative information has not been restated, i.e. it is presented, as previously reported, under IAS 17 and related interpretations.

Transition options and practical expedients

The Company has elected to apply the following transition options and practical expedients available under IFRS 16:

•

Lease definition: to grandfather the assessment of which transactions are leases on the date of initial application. Accordingly, the Company applied IFRS 16 only to contracts that were previously identified as leases under IAS 17 and IFRIC 4, Determining whether an Arrangement Contains a Lease, and applied the definition of leases under IFRS 16 only to contracts entered on or after the date of initial application; and

•

Short-term leases and leases of low-value items recognition exemptions: related lease payments are recognized as an expense on a straight-line basis or another basis if that basis is more representative.

Impact of adopting IFRS 16

The most significant impact as a result of adopting IFRS 16 related to the accounting for the Company’s operating leases, since the nature of expenses related to most of the Company’s leases changed as IFRS 16 replaced the straight-line operating lease expense with a amortization charge for right-of-use assets and interest expense on lease liabilities.

THERATECHNOLOGIES INC.

Notes to Consolidated Financial Statements (continued)

(In thousands of United States dollars, unless otherwise stated)

Years ended November 30, 2020 and 2019

1.	Basis of preparation (continued)

(a)	Leases (continued)

Under IAS 17, the Company classified each of its leases at the inception date as either a finance lease or an operating lease, based on the extent to which risks and rewards of ownership were transferred to the Company. The Company’s leases were classified as operating leases as they did not transfer substantially all the risks and rewards of ownership to the Company. Lease payments related to the Company’s operating leases were recognized as rent expense in general and administrative expenses, selling expenses and research and development expenses in the consolidated statements of net loss and comprehensive loss on a straight-line basis over the lease term and presented as part of cash flows from operating activities in the consolidated statements of cash flows. Deferred lease inducements were recognized under other liabilities, in the consolidated statement of financial position as at November 30, 2019.

Upon adoption of IFRS 16, the Company recognized right-of-use assets for leases previously classified as operating leases. Right-of-use assets were measured for an amount equal to the lease liability adjusted for deferred lease inducements. Lease liabilities were measured at the present value of the remaining lease payments on a discounted basis, using the incremental borrowing rate at the date of initial application.

The following table summarizes the impacts of adopting IFRS 16 on the Company’s consolidated statement of financial position as at December 1, 2019:

Impact of adopting IFRS 16 as at December 1, 2019	Increase (decrease)

Assets

Non-current assets:
Right-of-use of assets	$2,954

Total assets	$2,954

Liabilities

Non-current liabilities:
Lease liabilities	$3,192
Other liabilities	(238)

Total liabilities	$2,954

THERATECHNOLOGIES INC.

Notes to Consolidated Financial Statements (continued)

(In thousands of United States dollars, unless otherwise stated)

Years ended November 30, 2020 and 2019

1.	Basis of preparation (continued)

(a)	Leases (continued)

(i)

Lease liabilities of $3,192 and related right-of-use assets of $2,954 were recognized and presented separately on the consolidated statement of financial position. There was no adjustment from the adoption of IFRS 16 on the opening deficit as at December 1, 2019 due to the Company’s choice of transition method.

(ii)	Deferred lease inducements related to previous operating leases were derecognized.

Reconciliation of operating lease commitments to lease liabilities recognized

When measuring lease liabilities, the Company discounted lease payments using its incremental borrowing rate as at December 1, 2019. The weighted average incremental borrowing rate applied as at December 1, 2019 was 7.1%. The lease liabilities as at December 1, 2019 can be reconciled to the operating lease commitments as at November 30, 2019 as follows:

Reconciliation of operating lease commitment to operating lease liabilities

Operating lease commitments as at November 30, 2019 Effect of discounting	$4,035 (843)

Discounted lease liabilities as at December 1, 2019	$3,192

Use of estimates and judgments

The preparation of the Company’s consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting year.

Judgments in applying accounting policies

Information about critical judgments in applying accounting policies and assumptions that have the most significant effect on the amounts recognized in the consolidated financial statements is noted below.

THERATECHNOLOGIES INC.

Notes to Consolidated Financial Statements (continued)

(In thousands of United States dollars, unless otherwise stated)

Years ended November 30, 2020 and 2019

1.	Basis of preparation (continued)

Use of estimates and judgments (continued)

Judgments in applying accounting policies (continued)

Milestone payments related to Trogarzo®

The commercialization rights related to Trogarzo® are subject to additional cash-based milestone payments based on the attainment of commercial milestones, including development, launch and sales milestones. Milestone payments will be accrued and recorded in the cost of intangible assets when it is probable that they will be achieved. The determination of probability of paying the milestones is subject to judgment. In order to demonstrate that the commercial milestone payment is probable, the following are taken into consideration: product approval; product launch; and approved development plan. In addition, there should be a sufficient history of sales to have reasonable expectation that the commercial milestone payments related to the sales milestone will be reached.

Contingent consideration related to oncology platform

The purchase consideration for the oncology platform (Note 12) includes additional milestone payments based on the attainment of commercial milestones that will be settled through the issuance of the Company’s shares, which represent a transaction in the scope of IFRS 2. Accordingly, the fair value of the oncology platform at the date of acquisition incorporates management’s judgement as to the probability of attaining the share-based milestones as well as the expected timing of the attainment of the milestones.

Convertible senior unsecured notes

The determination of the fair value of the liability component of a convertible instrument was at time of issuance based on the estimated interest rate that the Company could obtain for a similar debt instrument without a conversion option.

Key sources of estimation uncertainty

Key sources of estimation uncertainty that have a significant risk of resulting in a material adjustment to the carrying amount of assets and liabilities within the next financial year are as follows.

THERATECHNOLOGIES INC.

Notes to Consolidated Financial Statements (continued)

(In thousands of United States dollars, unless otherwise stated)

Years ended November 30, 2020 and 2019

1.	Basis of preparation (continued)

Use of estimates and judgments (continued)

Judgments in applying accounting policies (continued)

Sales allowances

Management uses judgment in estimating provisions for sale allowances such as cash discounts, returns, rebates and chargebacks. The product revenue we recognize quarter over quarter is net of these estimated allowances. Such estimates require the need to make estimates about matters that are inherently uncertain. The Company’s estimates are based on our historical claims as supplemented by management’s judgment (see Notes 2 (Revenue recognition) and 3 for additional information).

Other

Other areas of judgment and uncertainty are related to the estimation of accruals for clinical trial expenses, the recoverability of inventories, the measurement and recoverability of intangible assets, the measurement of derivative financial assets, and the measurement of share-based arrangements.

Reported amounts and note disclosures reflect the overall economic conditions that are most likely to occur and the anticipated measures management intends to take. Actual results could differ from those estimates.

The above estimates and assumptions are reviewed regularly. Revisions to accounting estimates are recognized in the year in which the estimates are revised and in any future years affected.

COVID-19 pandemic

The COVID-19 pandemic continues to cause significant financial market and social dislocation. The situation is dynamic with various cities and countries around the world responding in different ways to address the outbreak. While the Company has experienced the impact of the outbreak of the Coronavirus (COVID-19) on its operations, it had continued to operate during the current pandemic. During the year ended November 30, 2020, the Company recognized payroll subsidiaries totaling $453 principally under the Canadian Emergency Wage Subsidy program. These subsidies were recorded as a reduction in the associated personnel costs which the Company incurred, and were recognized in research and development, selling and general and administrative expenses. In the event of a prolonged continuation of the pandemic, it is not clear what the potential impact may be on the Company’s business, financial position and financial performance.

2.	Significant accounting policies

The accounting policies have been applied consistently by the subsidiaries of the Company, except as otherwise noted for the initial application of new or amended accounting standards.

Basis of consolidation

The financial statements of the subsidiaries of the Company are included in the consolidated financial statements from the date on which control commences until the date on which control ceases. Subsidiaries are entities controlled by the Company. Control is present where the Company has the power to govern the financial and operating policies of the entity so as to obtain benefits from its activities. In assessing control, potential voting rights that are currently exercisable are taken into consideration. The accounting policies of subsidiaries are changed when necessary to align them with the policies adopted by the Company.

Intercompany balances and transactions, revenues and expenses resulting from transactions between subsidiaries and with the Company are eliminated in preparing the consolidated financial statements.

THERATECHNOLOGIES INC.

Notes to Consolidated Financial Statements (continued)

(In thousands of United States dollars, unless otherwise stated)

Years ended November 30, 2020 and 2019

2.	Significant accounting policies (continued)

Foreign currencies

Transactions in foreign currencies are translated to the functional currency at exchange rates in effect at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are translated to the functional currency at the exchange rate in effect at that date. The foreign currency gain or loss on monetary items is the difference between amortized cost in the functional currency at the beginning of the reporting year, adjusted for effective interest and payments during the reporting year, and the amortized cost in foreign currency translated at the exchange rate in effect at the end of the reporting year.

Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are translated to the functional currency at the exchange rate in effect at the date on which the fair value was determined. Non-monetary items that are measured at historical cost in a foreign currency are translated using the exchange rate in effect at the date of the transaction. Foreign currency differences arising on translation are recognized in net profit, except for differences arising on the translation of FVOCI financial instruments, which are recognized in other comprehensive income (loss).

Foreign operations

The assets and liabilities of foreign operations whose functional currency is not the US$ are translated into US$ at the reporting date. The income and expenses of foreign-currency denominated operations are translated at average rates for each reporting period. Foreign exchange differences arising on the translation of foreign operations are recognized directly in other comprehensive income (loss). When a foreign subsidiary is disposed of, the cumulative amount recognized in the currency translative reserve forms part of the gain or loss on disposal.

Revenue recognition

Revenue from contracts with customers – Net sales

The Company derives revenue from the sales of finished goods, which include Trogarzo® and EGRIFTA®. The Company recognizes revenue at a point in time when it transfers control of the finished goods to a customer, which generally occurs upon delivery of the finished goods to the customer’s premises. Payment received from customers prior to the transfer of control of the goods is recorded as deferred revenue.

THERATECHNOLOGIES INC.

Notes to Consolidated Financial Statements (continued)

(In thousands of United States dollars, unless otherwise stated)

Years ended November 30, 2020 and 2019

2.	Significant accounting policies (continued)

Revenue recognition (continued)

Revenue from contracts with customers – Net sales (continued)

Some arrangements for the sale of finished goods provide for customer cash discounts for prompt payment, allowances, rights of return, rebates on sales made under governmental and commercial rebate programs, chargebacks on sales made to government agencies and retail pharmacies and distribution fees, which gives rise to variable consideration. At the time of sale, estimates are made for items giving rise to variable consideration based on the terms of the arrangement. The variable consideration is estimated at contract inception using the most likely amount method and revenue is only recognized to the extent that a significant reversal of revenue is not expected to occur. The estimate is based on historical experience, current trends, contractual terms with distributors and other known factors. Sales are recorded net of customer discounts, rebates, chargebacks, distribution fees and estimated sales returns, and exclude sales taxes. A refund liability and a right to recover returned goods asset are recognized for expected returns in relation to sales made before the end of the reporting period. The right to recover returned goods asset is measured at the former carrying amount of the inventory less any expected costs to recover goods. The Company reviews its estimate of variable consideration, including expected returns, on a quarterly basis, adjusting for the amounts of the asset and liability accordingly.

Cost of sales

Cost of goods sold

Cost of goods sold includes the cost of raw materials, supplies, direct labour and overhead charges allocated to goods sold.

Other production-related costs

Other production-related costs include unallocated indirect costs related to production as well as write-downs of inventories.

THERATECHNOLOGIES INC.

Notes to Consolidated Financial Statements (continued)

(In thousands of United States dollars, unless otherwise stated)

Years ended November 30, 2020 and 2019

2.	Significant accounting policies (continued)

Cost of sales (continued)

Amortization of the other asset

The amortization of the other asset relates to the repurchase of the future royalty rights under the 2013 Termination Agreement (Note 13).

Employee benefits

Salaries and short-term employee benefits

Salaries and short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided. A liability is recognized for the amount expected to be paid under short-term profit-sharing or cash bonus plans if the Company has a legal or constructive obligation to pay an amount as a result of past services rendered by an employee and the obligation can be estimated reliably.

Post-employment benefits

Post-employment benefits include a defined contribution plan under which an entity pays fixed contributions into a separate entity and will have no legal or constructive obligation to pay further amounts. Obligations for contributions to defined contribution plans are recognized as an employee benefit expense when due. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in future payments is available. The Company’s defined contribution plan comprises the registered retirement savings plan, the Quebec Pension Plan and employment insurance.

Termination benefits

Termination benefits are recognized as an expense when the Company is committed demonstrably, without realistic possibility of withdrawal, to a formal detailed plan to either terminate employment before the normal retirement date or to provide termination benefits as a result of an offer made to encourage voluntary redundancy.

THERATECHNOLOGIES INC.

Notes to Consolidated Financial Statements (continued)

(In thousands of United States dollars, unless otherwise stated)

Years ended November 30, 2020 and 2019

2.	Significant accounting policies (continued)

Finance income and finance costs

Finance income comprises interest income on financial assets and gains on the disposal of financial assets. Interest income is recognized as it accrues in net loss using the effective interest method.

Finance costs comprise bank charges, interest and accretion expense on convertible unsecured senior notes and long-term obligations, impairment losses on financial assets recognized in net loss, changes in fair value of liabilities and derivatives, unrealized foreign currency gain or loss on long-term obligations and other foreign currency gains and losses which are reported on a net basis.

Inventories

Inventories are presented at the lower of cost, determined using the first-in, first-out method, and net realizable value. Inventory costs include the purchase price and other costs directly related to the acquisition of materials and other costs incurred in bringing the inventories to their present location and condition. The Company is responsible for coordinating the production and stability testing and for auditing suppliers at different times during the manufacturing process. Inventory costs also include the costs directly related to the conversion of materials into finished goods. Net realizable value is the estimated selling price in the Company’s ordinary course of business less the estimated costs of completion and selling expenses.

Work in progress inventory appears from the moment third party suppliers use the material provided by the Company until the time the Company receives the finished product. The value of work in progress inventory is equal to the value of material provided by the Company plus all conversion work performed by third party suppliers.

Property and equipment

Recognition and measurement

Items of property and equipment are recognized at cost less accumulated depreciation and accumulated impairment losses. Cost includes expenditures that are directly attributable to the acquisition of the asset and the costs of dismantling and removing the item and restoring the site on which it is located, if any.

Construction in progress assets are capitalized during construction and depreciation commences when the asset is available for use.

When parts of an item of property and equipment have different useful lives, they are accounted for as separate items (major components) of property and equipment.

THERATECHNOLOGIES INC.

Notes to Consolidated Financial Statements (continued)

(In thousands of United States dollars, unless otherwise stated)

Years ended November 30, 2020 and 2019

2.	Significant accounting policies (continued)

Property and equipment (continued)

Recognition and measurement (continued)

Gains and losses on disposal of an item of property and equipment are determined by comparing the proceeds from disposal with the carrying amount of property and equipment and are recognized in net profit or loss.

Subsequent costs

The cost of replacing a part of an item of property and equipment is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to the Company and its cost can be measured reliably. The carrying amount of the replaced part is derecognized. The costs of the day-to-day servicing of items of property and equipment are recognized in net profit or loss as incurred.

Depreciation

The methods of depreciation and depreciation rates and periods are as follows.

Asset	Method	Rate/period

Computer equipment	Declining balance	50%
Laboratory equipment	Declining balance	20%
	and straight-line	5 years
Office furniture and equipment	Declining balance	20%
Leasehold improvements	Straight-line	Lower of lease term and economic life

The method of depreciation is selected based on the most closely expected pattern of consumption of the future economic benefits embodied in the asset.

THERATECHNOLOGIES INC.

Notes to Consolidated Financial Statements (continued)

(In thousands of United States dollars, unless otherwise stated)

Years ended November 30, 2020 and 2019

2.	Significant accounting policies (continued)

Property and equipment (continued)

Depreciation (continued)

Estimates for depreciation methods, useful lives and residual values are reviewed at each year-end and adjusted if appropriate.

Intangible assets

Research and development

Expenditure on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, is expensed as incurred.

Development activities involve a plan or design for the production of new or substantially improved products and processes. A development expenditure is capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable and the Company intends to and has sufficient resources to complete development and to use or sell the asset. These criteria are usually met when a regulatory filing has been made in a major market and approval is considered highly probable. The expenditure capitalized includes the cost of materials, direct labour, and overhead costs that are directly attributable to preparing the asset for its intended use. Other development expenditures are expensed as incurred. Capitalized development expenditures are measured at cost less accumulated amortization and accumulated impairment losses.

During the years ended November 30, 2020 and 2019, no development expenditures were capitalized.

Commercialization rights and oncology platform

Commercialization rights and the oncology platform acquired by the Company have finite useful lives and are measured at cost less accumulated amortization and any accumulated impairment losses. Subsequent changes in the cash-based contingent consideration on the acquisition of intangible assets arising from the attainment of commercial milestones are recorded in the cost of the asset. Commercialization rights – EGRIFTA® are amortized at fixed rates based on their estimated useful life of 111 months on a straight-line basis. Commercialization rights – Trogarzo® North American Territory are amortized at fixed rates based on their estimated useful life of 142 months on a straight-line basis. Commercialization rights – Trogarzo® European Territory and the oncology platform will be amortized over their estimated useful lives on a straight-line basis when the assets are available for use.

The amortization method and useful life of intangible assets are reviewed every year and adjusted as required.

THERATECHNOLOGIES INC.

Notes to Consolidated Financial Statements (continued)

(In thousands of United States dollars, unless otherwise stated)

Years ended November 30, 2020 and 2019

2.	Significant accounting policies (continued)

Other asset

Other asset, which comprises the amount disbursed in connection with the repurchase of the future royalty rights under the 2013 Termination Agreement (Note 13), is amortized over its estimated useful life of 48 months.

Impairment of non-financial assets

The carrying amounts of the Company’s non-financial assets, other than inventories and deferred tax assets, are reviewed at each reporting date to determine whether there is any indication of impairment. If such an indication exists, the recoverable amount is estimated.

For the purpose of impairment testing, assets are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of cash inflows from other assets or groups of assets (“cash-generating unit”). The recoverable amount of an asset or a cash-generating unit is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or the cash-generating unit. Impairment losses recognized in prior years are determined by the Company at each reporting date for any indications that the loss has decreased or no longer exists. An asset’s carrying amount, increased through the reversal of an impairment loss, must not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

Financial instruments

The Company initially recognizes financial assets on the trade date at which the Company becomes a party to the contractual provisions of the instrument. Financial assets are initially measured at fair value. If the financial asset is not subsequently accounted for at fair value through profit or loss, then the initial measurement includes transaction costs that are directly attributable to the asset’s acquisition or issue. On initial recognition, the Company classifies its financial assets as measured at amortized cost, FVOCI or fair value through profit or loss (“FVPL”), depending on its business model for managing the financial assets and the contractual cash flow characteristics of the financial assets.

THERATECHNOLOGIES INC.

Notes to Consolidated Financial Statements (continued)

(In thousands of United States dollars, unless otherwise stated)

Years ended November 30, 2020 and 2019

2.	Significant accounting policies (continued)

Financial instruments (continued)

(i)	Financial assets measured at amortized cost

A financial asset is measured at amortized cost, using the effective interest method and net of any impairment loss, if it meets both of the following conditions and is not designated at fair value though profit or loss:

•	it is held within a business model whose objective is to hold assets to collect contractual cash flows; and

•	its contractual terms give rise, on specified dates, to cash flows that are solely payments of principal and interest on the principal amount outstanding.

The Company currently classifies its cash and trade and other receivables as financial assets measured at amortized cost.

(ii)	Financial assets, measured at fair value through other comprehensive income

A debt investment is measured at fair value through other comprehensive income if it meets both of the following conditions and is not designated at fair value through profit or loss:

•	it is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and

•	its contractual terms give rise, on specified dates, to cash flows that are solely payments of principal and interest on the principal amount outstanding.

These assets are subsequently measured at fair value. Interest income calculated using the effective interest method, foreign exchange gains and losses and impairment are recognized in profit or loss. Other net gains and losses are recognized in other comprehensive income (loss). When an investment is derecognized, gains or losses accumulated in other comprehensive income (loss) are reclassified to profit or loss.

On initial recognition of an equity investment that is not held for trading, the Company may irrevocably elect to present subsequent changes in the investment’s fair value in other comprehensive income (loss). This election is made on an investment-by-investment basis. These assets are subsequently measured at fair value. Dividends are recognized in profit or loss, unless the dividend clearly represents a repayment of part of the cost of the investment, and other net gains and losses are recognized in other comprehensive income (loss) and are never reclassified in profit or loss.

THERATECHNOLOGIES INC.

Notes to Consolidated Financial Statements (continued)

(In thousands of United States dollars, unless otherwise stated)

Years ended November 30, 2020 and 2019

2.	Significant accounting policies (continued)

Financial instruments (continued)

(ii) Financial assets, measured at fair value through other comprehensive income (continued)

The Company currently classifies its bonds as financial assets measured at FVOCI.

(iii)	Financial assets measured at fair value through profit or loss

All financial assets not classified as measured at amortized cost or FVOCI as described above are measured at FVPL. These assets are subsequently measured at fair value and changes therein, including any interest or dividend income, are recognized in profit or loss. The Company currently classifies its money market funds and non-hedge derivative financial assets as financial assets measured at FVPL.

The Company derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred.

(iv)	Financial liabilities

Financial liabilities are classified into the following categories:

•	Financial liabilities at fair value through profit or loss

A financial liability is classified at fair value through profit or loss if it is classified as held-for-trading, it is a derivative or it is designated as such on initial recognition. Financial liabilities at fair value are measured at fair value and net gains and losses, including interest expense, are recognized in profit or loss. The Company currently has no financial liabilities measured at FVPL.

•	Financial liabilities measured at amortized cost

This category includes all financial liabilities, other than those measured at FVPL. A financial liability is subsequently measured at amortized cost using the effective interest method. The Company currently classifies accounts payable and accrued liabilities, convertible unsecured senior notes and long-term obligations as financial liabilities measured at amortized cost.

The Company derecognizes a financial liability when its contractual obligations are discharged or cancelled, or expired.

THERATECHNOLOGIES INC.

Notes to Consolidated Financial Statements (continued)

(In thousands of United States dollars, unless otherwise stated)

Years ended November 30, 2020 and 2019

2.	Significant accounting policies (continued)

Financial instruments (continued)

(v)	Compound financial instruments

Compound financial instruments are instruments that contain both a liability component and an equity component, and the liability component can be converted into share capital at the option of the holder and the number of shares to be issued does not vary with changes in their fair value.

The liability component of a compound financial instrument is recognized initially at the fair value of a similar liability that does not have an equity conversation option. The equity component is recognized initially as the difference between the fair value of the compound financial instrument as a whole and the fair value of the liability component.

Any directly attributable transaction costs are allocated to the liability and equity components in proportion to their initial carrying amounts.

(vi)	Derivative financial instruments

Derivative financial instruments are recorded as either assets or liabilities measured at their fair value unless exempted from derivative treatment as a normal purchase and sale. Certain derivatives embedded in other contracts must also be measured at fair value. The changes in the fair value of derivatives are recognized through profit or loss in the year in which they occur.

(vii)  Offsetting of financial instruments

Financial assets and financial liabilities are offset and the net amount presented in the consolidated statement of financial position when, and only when, the Company has a legal right to set off the amounts and intends either to settle them on a net basis or to realize the asset and settle the liability simultaneously.

At each reporting date, the Company recognizes loss allowances for expect credit losses (“ECLs”) on financial assets carried at amortized cost and debt securities at FVOCI. The Company’s trade and other receivables are accounts receivable with no financing component and which have maturities of less than 12 months and, as such, the Company has chosen to apply the simplified approach for ECL. As a result, the Company does not track changes in credit risk related to its trade and other receivables, but instead recognizes a loss allowance based on lifetime ECLs at each reporting date.

THERATECHNOLOGIES INC.

Notes to Consolidated Financial Statements (continued)

(In thousands of United States dollars, unless otherwise stated)

Years ended November 30, 2020 and 2019

2.	Significant accounting policies (continued)

Financial instruments (continued)

(viii) Impairment of financial assets

For other financial assets subject to impairment, the Company measures loss allowances at an amount equal to lifetime ECLs, except for the following, which are measured at 12-month ECLs:

•	debt securities that are determined to have low credit risk at the reporting date; and

•

other debt securities and bank balances for which credit risk (i.e. the risk of default occurring over the expected life of the financial instrument) has not increased significantly since initial recognition.

The Company considers a debt security to have a low credit risk when its credit risk rating is equivalent or above investment grade credit rating, such as its bonds classified at FVOCI.

The Company’s approach to ECLs reflects a probability-weighted outcome, the time value of money and reasonable and supportable information that is available without undue cost or effort at the reporting date about past events, current conditions and forecasts of future economic conditions.

Leases

Policy applicable effective December 1, 2019

At inception, the Company assesses whether a contract is, or contains, a lease based on whether the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

The Company recognizes a right-of-use asset and a lease liability at the commencement date of the lease, i.e. the date the underlying asset, is available for use.

The details of the new significant accounting policies in relation to the Company’s leases are set out below.

THERATECHNOLOGIES INC.

Notes to Consolidated Financial Statements (continued)

(In thousands of United States dollars, unless otherwise stated)

Years ended November 30, 2020 and 2019

2.	Significant accounting policies (continued)

Leases (continued)

Right-of-use assets

Right-of-use assets are measured at cost, less any accumulated amortization and accumulated impairment losses, and adjusted for remeasurement of lease liabilities. Cost of right-of-use assets comprises:

•	the initial measurement amount of the lease liabilities recognized;

•	any lease payments made at or before the commencement date, less any lease incentives received;

•	any initial direct costs incurred; and

•

an estimate of costs to dismantle and remove the underlying asset, restore the site on which it is located or restore the underlying asset to the condition required by the terms and conditions of the lease contract.

Right-of-use assets are amortized on a straight-line basis over the lesser of i) the estimated useful life of the underlying assets; and ii) the lease term. Right-of-use assets are assessed for impairment whenever there is an indication that the right-of-use assets may be impaired.

Lease liabilities

Lease liabilities are initially measured at the present value of the lease payments that are not paid at the commencement date over the lease term. The present value of the lease payments is determined using the lessee’s incremental borrowing rate at the commencement date if the interest rate implicit in the lease is not readily determinable. The incremental borrowing rate is a function of the lessee’s incremental borrowing rate, the nature of the underlying asset, the location of the asset, the length of the lease and the currency of the lease contract. Generally, the Company uses the lessee’s incremental borrowing rate for the present value. At the commencement date, lease payments generally include fixed payments, less any lease incentives receivable, variable lease payments that depend on an index (e.g. based on inflation index) or a specified rate, and payments of penalties for terminating the lease, if the lease term reflects the lessee exercising the option to terminate the lease. Lease payments also include amounts expected to be paid under residual value guarantees and the exercise price of a purchase option if the Company is reasonably certain to exercise that option.

Variable lease payments that do not depend on an index or a specified rate are not included in the measurement of lease liabilities but instead are recognized as expenses in the period in which the event or condition that triggers the payment occurs.

THERATECHNOLOGIES INC.

Notes to Consolidated Financial Statements (continued)

(In thousands of United States dollars, unless otherwise stated)

Years ended November 30, 2020 and 2019

2.	Significant accounting policies (continued)

Leases (continued)

Lease liabilities (continued)

After the commencement date, the carrying amount of lease liabilities is increased to reflect the accretion of interest and reduced to reflect lease payments made. In addition, the carrying amount of lease liabilities is remeasured when there is a change in future lease payments arising from a change in an index or specified rate, if there is a modification to the lease terms and conditions, a change in the estimate of the amount expected to be payable under residual value guarantee, or if the Company changes its assessment of whether it will exercise a termination, extension or purchase option. The remeasurement amount of the lease liabilities is recognized as an adjustment to the right-of-use asset, or in the consolidated statement of comprehensive loss when the carrying amount of the right-of-use asset is reduced to zero.

Classification and presentation of lease-related expenses

Amortization charge for right-of-use assets, expenses related to variable lease payments not included in the measurement of lease liabilities and loss (gain) related to lease modifications are allocated in the Company’s consolidated statement of comprehensive loss based on their function within the Company, while interest expense on lease liabilities is presented within finance costs.

Policy applicable before December 1, 2019

Operating lease payments are recognized in net loss on a straight-line basis over the term of the lease.

Lease inducements arising from leasehold improvement allowances and rent-free periods form an integral part of the total lease cost and are deferred and recognized in net profit over the term of the lease on a straight-line basis.

Provisions

A provision is recognized if, as a result of a past event, the Company has a present legal or constructive obligation that can be estimated reliably and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are assessed by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. The unwinding of the discount on provisions is recognized in finance costs.

Chargebacks and rebates

Chargebacks and rebates are estimated based on historical experience, relevant statutes with respect to governmental pricing programs, and contractual sales terms.

THERATECHNOLOGIES INC.

Notes to Consolidated Financial Statements (continued)

(In thousands of United States dollars, unless otherwise stated)

Years ended November 30, 2020 and 2019

2.	Significant accounting policies (continued)

Provisions (continued)

Returns

Provisions for returns are estimated based on historical return levels, taking into account additional available information on contract changes. The Company reviews its methodology and adequacy of the provision for returns on a quarterly basis, adjusting for changes in assumptions, historical results and business practices, as necessary.

Contingent liability

A contingent liability is a possible obligation that arises from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Company, or a present obligation that arises from past events (and therefore exists) but is not recognized because it is not probable that a transfer or use of assets, provision of services or any other transfer of economic benefits will be required to settle the obligation, or because the amount of the obligation cannot be estimated reliably.

Income taxes

Income tax expense comprises current and deferred taxes. Current tax and deferred tax are recognized in net loss except to the extent that they relate to items recognized directly in other comprehensive income (loss) or in equity.

Current tax

Current tax is the expected tax payable or receivable on the taxable income or loss for the year and any adjustment to tax payable in respect of previous years. The Company establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

Deferred tax

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes and deferred tax losses that can be used against taxable profit in future years. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse and to fiscal losses when they will be used, based on the laws that have been enacted or substantively enacted by the reporting date.

THERATECHNOLOGIES INC.

Notes to Consolidated Financial Statements (continued)

(In thousands of United States dollars, unless otherwise stated)

Years ended November 30, 2020 and 2019

2.	Significant accounting policies (continued)

Income taxes (continued)

Deferred tax (continued)

A deferred tax liability is generally recognized for all taxable temporary differences. A deferred tax asset is recognized for unused tax losses and deductible temporary differences to the extent that it is probable that future taxable profits will be available against which they can be used. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Deferred income tax is not recognized for the following temporary differences: the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting or taxable profit or loss at the time of the transaction, and, where the timing of the reversal of the temporary difference is controlled by the Company and it is probable that the temporary difference will not reverse in the foreseeable future. In addition, deferred tax is not recognized for taxable temporary differences arising from the initial recognition of goodwill.

Share-based compensation

Share option plan

The Company records share-based compensation related to employee stock options granted using the fair-value-based method estimated using the Black-Scholes model. Under this method, compensation cost is measured at fair value at the date of grant and expensed over the period in which employees unconditionally become entitled to the options. The amount recognized as an expense is adjusted to reflect the number of options for which the related service conditions are expected to be met, such that the amount ultimately recognized as an expense is based on the number of options that do meet the related service conditions at the vesting date.

Share-based payment arrangements in which the Company receives services as consideration for its own equity instruments are accounted for as equity-settled share-based payment transactions, regardless of how the equity instruments are obtained by the Company.

THERATECHNOLOGIES INC.

Notes to Consolidated Financial Statements (continued)

(In thousands of United States dollars, unless otherwise stated)

Years ended November 30, 2020 and 2019

2.	Significant accounting policies (continued)

Deferred stock unit plan

The deferred stock units (“DSUs”) are totally vested on the date of grant and are settled in cash. In the case of the DSUs granted to officers for annual bonuses, a DSU liability is recorded on the date of grant at the market value of the common shares in place of the liability for the bonus payments. In the case of the directors, the expense related to DSUs and their liabilities are recognized on the date of grant. The liability is adjusted to reflect any change in the market value of common shares, and such change is recorded in finance costs.

Cash-settled stock appreciation rights

The stock appreciation rights (“SARs”) entitle the grantee to a cash payment based on the increase in the share price of the Company’s common shares from the grant date to the settlement date.

A liability is recognized for the services acquired and is recorded at the fair value of the SARs in other non-current liabilities, with a corresponding expense recognized in selling expenses over the period that the employees become unconditionally entitled to the payment. The fair value of the employee benefits expense of the SARs is measured using the Black-Scholes model.

Estimating fair value requires determining the most appropriate inputs to the valuation model including the expected life of the SARs, volatility, risk-free interest rate and dividend yield and making assumptions about them. At the end of each reporting period until the liability is settled, the fair value of the liability is remeasured, with any changes in fair value recognized in the consolidated statement of net earnings (loss) and comprehensive earnings (loss) of the current year.

Government assistance

Government grants are recognized only when the Company has reasonable assurance that it meets the conditions and will receive the grants. Government grants related to assets are recognized in the consolidated statement of financial position as a deduction from the carrying amount of the related asset. They are then recognized in profit or loss over the estimated useful life of the amortization asset that the grants were used to acquire, as a deduction from the amortization expense.

Other government grants are recognized in profit or loss as a deduction from the related expenses, such as salaries for the Canadian Emergency Wage Subsidy program.

Research and development tax credits

The Company elected to account for non-refundable research and development tax credits under IAS 20, Accounting for Government Grants and Disclosure of Governmental Assistance. Non-refundable research and development tax credits are included in earnings against gross research and development expenses or deducted from the related assets, provided there is reasonable assurance that the Company has complied and will comply with the conditions related to the tax credits and that the credits will be received.

THERATECHNOLOGIES INC.

Notes to Consolidated Financial Statements (continued)

(In thousands of United States dollars, unless otherwise stated)

Years ended November 30, 2020 and 2019

2.	Significant accounting policies (continued)

Share capital

Common shares

Common shares are classified as equity.

Transaction costs

Costs directly attributable to the issue of common shares are recognized in equity, net of any tax effects.

Earnings per share

The Company presents basic and diluted earnings per share (“EPS”) data for its common shares. Basic EPS is calculated by dividing the net profit or loss attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the year. Diluted EPS is determined by adjusting the profit or loss attributable to common shareholders by taking the weighted average number of common shares outstanding and taking into consideration all dilutive potential common shares, which consist of the outstanding stock options and convertible unsecured senior notes.

Standards issued but not yet effective

A number of new standards are effective for annual periods beginning after December 1, 2020 and earlier application is permitted; however, the Company has not early adopted the new or amended standards in preparing these consolidated financial statements.

The following amended standards and interpretations are not expected to have a significant impact on the Company’s consolidated financial statements:

●	Amendments to References to Conceptual Framework in IFRS and;

●	Definition of Material (Amendments to IAS 1, Presentation of Financial Statements, and IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors).

THERATECHNOLOGIES INC.

Notes to Consolidated Financial Statements (continued)

(In thousands of United States dollars, unless otherwise stated)

Years ended November 30, 2020 and 2019

3.	Revenue

United States

On May 12, 2014, the Company entered into a master services agreement with RxC Acquisition Company (“RxCrossroads”), along with two statements of work (“RxCrossroads Agreements”). Under the terms of the RxCrossroads Agreements, RxCrossroads acts as the Company’s exclusive third-party logistics service provider for all of the Company’s products in the United States and, as such, provides warehousing and logistical support services to the Company, including inventory control, account management, customer support, product return management and fulfillment of orders.

Under the RxCrossroads Agreements, RxCrossroads also acts as the Company’s exclusive third-party distributor of EGRIFTA SV® in the United States. In such a role, RxCrossroads purchases EGRIFTA SV® from the Company and takes title thereto when the goods arrive in their warehouse. RxCrossroads’ purchases of EGRIFTA SV® are triggered by its expectations of market demand over a certain period of time. With respect to EGRIFTA SV®, RxCrossroads fulfills orders received from authorized wholesalers and delivers EGRIFTA SV® directly to that authorized wholesaler’s client, namely, a specialty pharmacy forming part of the Company’s network of specialty pharmacies. See Note 27.

On November 1, 2017, the Company entered into amended and restated RxCrossroads Agreements to add Trogarzo® as a new product sold in the United States. These amended and restated RxCrossroads Agreements replaced the RxCrossroads Agreements entered into in May 2014. On November 1, 2019, the RxCrossroads Agreements were amended anew to include EGRIFTA SV® as an additional product distributed by RxCrossroads in the United States.

THERATECHNOLOGIES INC.

Notes to Consolidated Financial Statements (continued)

(In thousands of United States dollars, unless otherwise stated)

Years ended November 30, 2020 and 2019

3.	Revenue (continued)

Canada

The Company commercializes EGRIFTA® directly in Canada using a distributor.

Europe

On July 9, 2020, the Company entered into pre-wholesaling services agreement with Loxxess Pharma GmbH, or Loxxess, pursuant to which Loxxess agreed to act as our third-party service logistics provider, or Loxxess Agreement, in certain key European countries, including Germany, France, Italy, Austria, The Netherlands, Portugal, Switzerland, United Kingdom, Norway, Sweden, Finland and Denmark. Loxxess is also capable of serving other European countries, including Israel and Turkey. Pursuant to the Loxxess Agreement, Loxxess receives customers’ orders, stores, packages and ships Trogarzo® to European hospitals and pharmacies. Loxxess is also responsible, on our behalf, to collect payments of the goods sold to those hospitals and pharmacies. The hospitals and pharmacies dispense Trogarzo® to patients.

Net sales by product were as follows:

	2020	2019

EGRIFTA® net sales	$35,399	$35,520

Trogarzo® net sales	30,654	27,696

	$66,053	$63,216

Net sales by geography were as follows:

	2020	2019

Canada	$354	$295

United States	65,455	62,921

Europe	244	-

	$66,053	$63,216

4.	Personnel expenses

	Note	2020	2019

Salaries and short-term employee benefits		$7,564	$5,402

Post-employment benefits		458	295

Share-based compensation	20(b),(e)	1,297	1,059

Termination benefits		876	87

		$10,195	$6,843

THERATECHNOLOGIES INC.

Notes to Consolidated Financial Statements (continued)

(In thousands of United States dollars, unless otherwise stated)

Years ended November 30, 2020 and 2019

5.	Finance income and finance costs

	Note	2020	2019

Interest income		$299	$1,097

Finance income		299	1,097

Accretion expense	16, 17, 18	(2,056)	(1,673)

Interest on convertible unsecured senior notes		(3,306)	(3,317)

Bank charges		(40)	(39)

Net foreign currency gain (loss)		418	(45)

Loss on financial instruments carried at fair value		(9)	(6)

Finance costs		(4,993)	(5,080)

Net finance cost recognized in net profit or loss		$(4,694)	$(3,983)

THERATECHNOLOGIES INC.

Notes to Consolidated Financial Statements (continued)

(In thousands of United States dollars, unless otherwise stated)

Years ended November 30, 2020 and 2019

6.	Bonds and money market funds

	2020	2019

Bonds	$634	$5,246
Money market funds	7,397	7,337

	8,031	12,583

Current portion	(8,031)	(11,964)

Non-current portion	$-	$619

As at November 30, 2020, bonds were interest-bearing financial assets with stated interest rates ranging from 2.2% to 4.1% (2019 – 1.7% to 4.8%) and had an average maturity of 0.06 years (2019 – 0.5 years).

7.	Trade and other receivables

	2020	2019

Trade receivables	$10,947	$9,538

Sales tax receivable	407	253

Other receivables	1,076	325

	$12,430	$10,116

THERATECHNOLOGIES INC.

Notes to Consolidated Financial Statements (continued)

(In thousands of United States dollars, unless otherwise stated)

Years ended November 30, 2020 and 2019

8.	Tax credits and grants receivable

2020

Balance as at November 30, 2019	$-

Tax credits and grants recognized in net loss	749

Effect of change in exchange rates	6

Balance as at November 30, 2020	$755

Tax credits receivable comprise grants receivable, and research and development investment tax credits receivable which relate to eligible research and development expenditures under the applicable tax laws. The amounts recorded as receivables are subject to a government tax audit and the final amounts received may differ from those recorded. There are no unfulfilled conditions or contingencies associated with the government assistance received.

The Company has unused and unrecorded non-refundable federal tax credits which may be used to reduce future federal income tax payable and expire as follows:

2024	$458

2025	1,365

2026	1,676

2027	2,309

2028	2,561

2029	1,726

2030	855

2031	598

2032	313

2033	207

2039	193

2040	454

$12,715

THERATECHNOLOGIES INC.

Notes to Consolidated Financial Statements (continued)

(In thousands of United States dollars, unless otherwise stated)

Years ended November 30, 2020 and 2019

9.	Inventories

	2020	2019

Raw materials	$2,290	$3,011

Work in progress	488	2,467

Finished goods	22,367	15,451

	$25,145	$20,929

Inventories were written down to net realizable value by an amount of $917 in 2020 (2019 – $16), of which $910 (2019 – nil) was recorded in cost of sales as other production-related costs and $7 (2019 – $16) was recorded in cost of goods sold.

Included in the 2020 write-down is a provision of $660 on excess stock of EGRIFTA® as a result of the Company’s decision to switch patients to and only actively commercialize the new EGRIFTA SV® formulation in the United States.

The write-downs in 2019 related to losses incurred during the conversion of raw materials to finished goods and losses associated with expired goods.

THERATECHNOLOGIES INC.

Notes to Consolidated Financial Statements (continued)

(In thousands of United States dollars, unless otherwise stated)

Years ended November 30, 2020 and 2019

10.	Property and equipment

	Computer equipment	Laboratory equipment	Office furniture and equipment	Leasehold improvements	Total

Cost
Balance as at November 30, 2018	$82	$47	$75	$52	$256
Additions	206	60	313	590	1,169
Disposals	(57)	-	(54)	-	(111)

Balance as at November 30, 2019	$231	$107	$334	$642	$1,314

Additions	41	-	-	-	41

Balance as at November 30, 2020	$272	$107	$334	$642	$1,355

Accumulated depreciation
Balance as at November 30, 2018	$66	$25	$64	$-	$155
Depreciation	78	7	48	66	199
Disposals	(57)	-	(54)	-	(111)

Balance as at November 30, 2019	$87	$32	$58	$66	$243

Depreciation	75	18	56	98	247

Balance as at November 30, 2020	$162	$50	$114	$164	$490

Net carrying amounts

November 30, 2020	$110	$57	$220	$478	$865

November 30, 2019	$144	$75	$276	$576	$1,071

THERATECHNOLOGIES INC.

Notes to Consolidated Financial Statements (continued)

(In thousands of United States dollars, unless otherwise stated)

Years ended November 30, 2020 and 2019

11.	Right-of-use assets

2020

Balance as at November 30, 2019	$-

Impact of initial adoption of IFRS 16 (Note 1(a))	2,954

Amortization	(441)

Effect of change in exchange rates	105

Balance as at November 30, 2020	$2,618

12.	Intangible assets

	Commercialization rights – Trogarzo® North American Territory	Commercialization rights – Trogarzo® European Territory	Commercialization rights – EGRIFTA SV®	Oncology platform	Total

Cost

Balance as at November 30, 2018	$5,207	$3,055	$14,041	$-	22,303

Additions	6,765	4,557		3,449	14,771

Balance as at November 30, 2019 and 2020	$11,972	$7,612	$14,041	$3,449	37,074

Accumulated amortization

Balance as at November 30, 2018	$257	$-	$6,925	$-	7,182

Amortization	901	-	1,511	-	2,412

Balance as at November 30, 2019	$1,158	$-	$8,436	$-	9,594

Amortization	1,055	384	1,512	-	2,951

Balance as at November 30, 2020	$2,213	$384	$9,948	$-	12,545

Net carrying amounts

November 30, 2020	$9,759	$7,228	$4,093	$3,449	24,529

November 30, 2019	$10,814	$7,612	$5,605	$3,449	27,480

The amortization expense of $2,951 (2019 – $2,412) is included in selling expenses.

THERATECHNOLOGIES INC.

Notes to Consolidated Financial Statements (continued)

(In thousands of United States dollars, unless otherwise stated)

Years ended November 30, 2020 and 2019

12.	Intangible assets (continued)

Commercialization rights – Trogarzo®

On March 18, 2016, the Company entered into a distribution and marketing agreement with TaiMed Biologics, Inc. (“TaiMed”) granting the Company the exclusive right to market Trogarzo® in Canada and in the United States. On March 6, 2017, the Company entered into an amended and restated distribution and marketing agreement with TaiMed (“TaiMed Agreement”) granting the Company the exclusive right to market and distribute Trogarzo® in Canada and in the United States (collectively, the “North American Territory”) as well as in European Union countries and other countries such as Israel, Norway, Russia and Switzerland (collectively, the “European Territory”). The TaiMed Agreement has a 12-year term that will expire on a country-by-country basis calculated from the date of approval of Trogarzo® in each of the countries covered under the TaiMed Agreement. TaiMed is responsible for the manufacture and supply of Trogarzo® under the TaiMed Agreement.

Commercialization rights – Trogarzo® in the North American Territory

Under the terms of the TaiMed Agreement, TaiMed is responsible for developing Trogarzo® and was responsible for seeking its approval from the US Food and Drug Administration (“FDA”), whereas the Company is responsible, but has no obligation, to seek the approval of Trogarzo® from Health Canada. The purchase price of Trogarzo® payable to TaiMed has been determined at 52% of its net selling price with an additional amount equal to 10% of its net selling price until such additional amount aggregates $5,500, which was reached in November 2019.

Initial payments

Under the TaiMed Agreement, the Company agreed to make an initial payment of US$5,000 and will make several further milestone payments in exchange for the right to commercialize Trogarzo® and the right to use TaiMed’s trademark in the North American Territory.

The initial payment of $5,000 was made in accordance with the following:

(i)	$1,000 was paid in cash at the signature of the TaiMed Agreement entered into in March 2016; and

(ii)

$4,000 through the issuance of the Company’s common shares, payable after the first commercial sale of Trogarzo® in the United States. The $4,000 payment was made on May 15, 2018 and resulted in the issuance of 1,463,505 common shares to TaiMed.

The Company recorded as additions to intangible assets during 2016 related to the TaiMed Agreement an amount of $5,207, which comprises the cash payment of $1,000 at the signature of the agreement, the share-based payment of $4,000 and $207 of acquisition costs.

THERATECHNOLOGIES INC.

Notes to Consolidated Financial Statements (continued)

(In thousands of United States dollars, unless otherwise stated)

Years ended November 30, 2020 and 2019

12.	Intangible assets (continued)

Commercial milestone payments

As further consideration under the TaiMed Agreement, the Company shall make the following one-time payments upon the first occurrence of the following commercial events:

Commercial milestone	Note	Commercial milestone payment

(i) Achieving aggregate net sales of $20,000 over four consecutive quarters of the Company’s financial year	16	$7,000 (paid in 2019 and 2020)

(ii) Upon first achieving annual net sales of $200,000		$10,000

(iii) Upon first achieving annual net sales of $500,000		$40,000

(iv) Upon first achieving annual net sales of $1,000,000		$100,000

The Company will also pay TaiMed development milestones for Trogarzo®. A $3,000 milestone (payable in two equal annual installments of $1,500) is due upon the date of the first commercial sale of a once every two weeks intramuscular, subcutaneous or intravenous-push (either fast or slow) injection formulation. TaiMed is also planning a larger Phase III trial using Trogarzo® with a once every four weeks intramuscular, subcutaneous or intravenous-push (either fast or slow) injection formulation to address a much broader patient population. This development milestone will consist of an upfront milestone payment of up to $50,000 depending on the size of the newly targeted population, which will be paid quarterly, based on a percentage of net sales generated by Trogarzo®.

Commercialization rights – Trogarzo® in the European Territory

On September 26, 2019, Trogarzo® was approved for sale in Europe by the European Medicines Agency (the “EMA”).

The purchase price of Trogarzo® for sales occurring in a country forming part of the European Territory is set at i) 52% of the net selling price of Trogarzo® in such country on annual net sales in such country up to, or equal to, $50,000 and ii) an amount equal to 57% of the net selling price of Trogarzo® in such country on the portion of annual net sales of Trogarzo® in the European Territory that exceeds annual net sales of Trogarzo® in the European Territory of $50,000.

THERATECHNOLOGIES INC.

Notes to Consolidated Financial Statements (continued)

(In thousands of United States dollars, unless otherwise stated)

Years ended November 30, 2020 and 2019

12.	Intangible assets (continued)

Initial and milestone payments

The TaiMed Agreement also provides for the following development, launch and sales milestones paid or to be paid by the Company to TaiMed:

-	An upfront payment of $3,000, which was paid through the issuance of 906,077 common shares of the Company on March 17, 2017;

-

An approval milestone payment representing 50% of the costs of the clinical trials and all associated development activities regulated by the EMA and incurred by TaiMed, if any, to obtain marketing approval of Trogarzo® in the European Territory countries, payable quarterly and equal to 5% of net sales recorded in each quarter;

-	A launch milestone payment of $10,000 payable to TaiMed as follows:

•	$5,000 one year after the first commercial sale of Trogarzo®; and

•	$5,000 one year after reaching net sales in the European Territory aggregating $50,000 over four consecutive quarters;

-	A milestone of $10,000 upon net sales in the European Territory aggregating $150,000 over four consecutive quarters;

-	A milestone of $20,000 upon net sales in the European Territory aggregating $500,000 over four consecutive quarters; and

-	A milestone of $50,000 upon net sales in the European Territory aggregating $1,000,000 over four consecutive quarters.

THERATECHNOLOGIES INC.

Notes to Consolidated Financial Statements (continued)

(In thousands of United States dollars, unless otherwise stated)

Years ended November 30, 2020 and 2019

12.	Intangible assets (continued)

As a result of the TaiMed Agreement, the Company recorded as additions to intangible assets during 2017 an amount of $3,055, which comprises the payment of $3,000 paid through the issuance of 906,077 common shares of the Company and $55 of acquisition costs.

The commercial milestone payments payable in cash are accrued and recorded in the cost of the intangible asset when it is probable that they will be paid. The commercial milestone payments represent licence fee consideration and, therefore, will be added to the cost of the intangible asset. In order to demonstrate that the commercial milestone payment is probable, the product will need to have been launched and there should be a sufficient history of sales to have a reasonable expectation that the commercial milestone payments will be reached.

In 2019, the Company accrued and recorded the first $5,000 payable one year after the first commercial sale of Trogarzo® at a present value of $4,557 as the Company determined that it was probable that the milestones would be achieved (Note 16).

Oncology platform

On February 25, 2019, the Company acquired Katana Biopharma Inc. (“Katana”). On May 21, 2019, Katana was wound-up into the Company and then dissolved.

Katana (now the Company) is the worldwide exclusive licensee of a technology platform using peptides as a vehicle to specifically deliver existing cytotoxic agents to sortilin receptors, which are overexpressed on cancer cells. The licence was entered into on February 25, 2019 with Transfert Plus, L.P. (“Transfert Plus”), an affiliate of Aligo Innovation, a university research company that commercializes the research results of universities and other institutional partners from various areas of innovation, including life sciences (the “Licence Agreement”).

Under the terms of the acquisition agreement, the purchase price is subject to two share-based milestone payments. The first milestone payment will occur when the first patient is enrolled in a Phase 1 clinical study. At that time, CA$2 million will be paid through the issuance of common shares of the Company.

The second milestone payment of CA$2.3 million will occur when the proof of concept is demonstrated in human subjects and will be satisfied through the issuance of common shares of the Company.

THERATECHNOLOGIES INC.

Notes to Consolidated Financial Statements (continued)

(In thousands of United States dollars, unless otherwise stated)

Years ended November 30, 2020 and 2019

12.	Intangible assets (continued)

Oncology platform (continued)

This acquisition was accounted for as an asset acquisition. The Company recorded additions to intangible assets during 2019 of $3,073, which comprised the payment at closing of $1,965 in cash, $5 through the issuance of 900 common shares of the Company, the estimated fair value of the share-based contingent consideration of $1,028, and $75 of acquisition costs. As the share-based payments are equity-settled, the Company recognized a corresponding increase in equity, and no remeasurement of the fair value will occur regardless of whether the milestones are achieved. Since the common shares have not been issued yet, the increase in equity is recorded in contributed surplus. Upon the issuance of the common shares, this amount will be reclassified to share capital. The intangible asset is currently not being amortized. Amortization will begin when the asset is available for use.

In August 2019, the acquisition agreement was amended to provide for an adjustment to the purchase price of CA$1.08 million in the event the Company could indirectly benefit from a CA$1.2 million subsidy in connection with its research and development activities. The subsidy was granted in October 2019. The adjustment will be payable in two installments. The first installment of CA$500 thousand was paid in cash in October 2019, whereas the second installment of CA$580 thousand will be paid at the same time as the CA$2.3 million milestone referred to above is achieved and will be satisfied through the issuance of common shares of the Company. The cash payment of $376 (CA$500 thousand) was recognized as an addition to intangible assets during 2019.

Under the Licence Agreement, Katana (now the Company) obtained the exclusive worldwide rights to develop, make, have made, use, sell, offer to sell, distribute, commercialize and import the technology related to the technology platform that uses peptides as a vehicle to deliver cytotoxic agents to sortilin receptors, which are overexpressed on cancer cells.

Annual maintenance fees amount to CA$25 thousand for the first five years and CA$100 thousand thereafter, until royalties become payable beginning with the first commercial sale of a product developed using the licensed technology.

The royalties payable under the Licence Agreement vary between 1% and 2.5% on net sales of a product based on the licensed technology. If the Company enters into a sublicence agreement, it must then pay amounts varying between 5% and 15% of revenues received from such sublicence agreement.

THERATECHNOLOGIES INC.

Notes to Consolidated Financial Statements (continued)

(In thousands of United States dollars, unless otherwise stated)

Years ended November 30, 2020 and 2019

12.	Intangible assets (continued)

Oncology platform (continued)

The Company must pay Transfert Plus the following milestone payments upon the occurrence of the following development milestones for the first product developed in the field of oncology:

(i)	First milestone payment: CA$50 thousand upon the successful enrolment of the first patient in the first Phase 1 human clinical trial;

(ii)	Second milestone payment: CA$100 thousand upon the successful enrolment of the first patient in the first Phase 2 human clinical trial; and

(iii)	Third milestone payment: CA$200 thousand upon the successful enrolment of the first patient in the first Phase 3 human clinical trial.

Also, the Company must pay CA$200 thousand for each product upon receiving the first approval for such product by a regulatory authority. The approval shall entitle the holder thereof to commercialize the product in the territory in which the approval was obtained.

THERATECHNOLOGIES INC.

Notes to Consolidated Financial Statements (continued)

(In thousands of United States dollars, unless otherwise stated)

Years ended November 30, 2020 and 2019

13.	Other asset

Cost

Balance as at November 30, 2018, 2019 and 2020	$19,530

Accumulated amortization

Balance as at November 30, 2018	$2,442

Amortization	4,884

Balance as at November 30, 2019	$7,326

Amortization	4,881

Balance as at November 30, 2020	$12,207

Net carrying amounts

November 30, 2020	$7,323

November 30, 2019	$12,204

On May 29, 2018, the Company entered into an agreement (the “Renegotiated Agreement”) with EMD Serono, Inc. to settle all outstanding cash payment obligations stemming from a termination and transfer agreement dated December 13, 2013, as amended (the “2013 Termination Agreement”). The remaining contractual obligations under the 2013 Termination Agreement totalled approximately $28,200, which was comprised of a $4,000 payment due in May 2019 and $24,200 in estimated royalties on future sales of EGRIFTA® payable over the subsequent four to five years. The Renegotiated Agreement allowed the Company to make one lump sum payment of $23,850 in settlement of the long-term obligation of $4,000 and to eliminate all of the royalty payments due on sales of EGRIFTA® in the United States. The payment made in connection with the settlement of the future royalty obligation has been accounted for as an other asset on the consolidated statement of financial position.

THERATECHNOLOGIES INC.

Notes to Consolidated Financial Statements (continued)

(In thousands of United States dollars, unless otherwise stated)

Years ended November 30, 2020 and 2019

14.	Accounts payable and accrued liabilities

	Note	2020	2019

Trade payables		$17,510	$13,106

Accrued liabilities and other payables		13,911	15,028

Salaries and benefits due to key management personnel	28	776	555

Employee salaries and benefits payable		724	473

Liability related to deferred stock unit plan	20(b)	508	625

Accrued interest payable on convertible unsecured senior notes	17	1,386	1,386

		$34,815	$31,173

THERATECHNOLOGIES INC.

Notes to Consolidated Financial Statements (continued)

(In thousands of United States dollars, unless otherwise stated)

Years ended November 30, 2020 and 2019

15.	Provisions

	Chargebacks and rebates	Returns	Other	Total

Balance as at December 1, 2018	$895	$119	$-	$1,014

Provisions made	10,818	174	55	11,047

Provisions used	(9,531)	(46)	-	(9,577)

Balance as at November 30, 2019	$2,182	$247	$55	$2,484

Provisions made	10,314	948	2,973	14,235

Provisions used	(10,818)	(935)	(3,019)	(14,772)

Balance as at November 30, 2020	$1,678	$260	$9	$1,947

THERATECHNOLOGIES INC.

Notes to Consolidated Financial Statements (continued)

(In thousands of United States dollars, unless otherwise stated)

Years ended November 30, 2020 and 2019

16.	Long-term obligations

The movement in the long-term obligations is as follows.

	Commercialization rights – Trogarzo® North American Territory	Commercialization rights – Trogarzo® European Territory	Total

Balance as at November 30, 2018	$-	$-	$-

Additions	6,765	4,557	11,322

Accretion expense	152	13	165

Payment	(3,500)	-	(3,500)

Balance as at November 30, 2019	3,417	4,570	7,987

Accretion expense	83	96	179

Payment	(3,500)	-	(3,500)

Current portion as at November 30, 2020	$-	$4,666	$4,666

Commercialization rights – Trogarzo® North American Territory

Under the terms of the TaiMed Agreement, a commercial milestone of $7,000 was payable in two equal annual installments of $3,500 after achieving aggregate net sales of $20,000 over four consecutive quarters of the Company’s financial year. The Company accrued the discounted value of the obligation during the quarter ended February 28, 2019 because it was probable it would be achieved. The milestone was achieved during the quarter ended May 31, 2019. The first payment of $3,500 was made in July 2019, and the second payment was made in June 2020.

Commercialization rights – Trogarzo® European Territory

Under the terms of the TaiMed Agreement, a launch milestone of $5,000 is payable one year after the first commercial sale of Trogarzo®. The Company accrued the discounted value of the obligation in 2019 in the amount of $4,557 because it was probable it would be achieved.

THERATECHNOLOGIES INC.

Notes to Consolidated Financial Statements (continued)

(In thousands of United States dollars, unless otherwise stated)

Years ended November 30, 2020 and 2019

17.	Convertible unsecured senior notes

On June 19, 2018, the Company closed a notes offering of convertible unsecured senior notes having an aggregate principal amount of $57,500. The notes bear interest at an annual rate of 5.75% (effective interest rate of 9.95%) and are convertible into common shares at the option of the holder at any time at a conversion price of $14.85 per common share, representing 3,872,053 common shares. The maturity date of the notes is June 30, 2023. The Company may redeem the notes prior to maturity at any time on or after June 30, 2021 if the current market price of the common shares is at least 130% of the conversion price. The notes are repayable at par value plus accrued and unpaid interest.

The movement in the carrying value of the convertible unsecured senior notes is as follows.

Proceeds allocated to liability component	$51,122

Transaction costs related to liability	(2,517)

As at June 19, 2018 (date of issuance)	48,605

Accretion expense	628

Convertible unsecured senior notes as at November 30, 2019	50,741

Accretion expense	1,662

Convertible unsecured senior notes as at November 30, 2020	$52,403

THERATECHNOLOGIES INC.

Notes to Consolidated Financial Statements (continued)

(In thousands of United States dollars, unless otherwise stated)

Years ended November 30, 2020 and 2019

18.	Leases liabilities

Carrying value

Balance as at December 1, 2019	$3,192

Accretion expense	215

Lease payments	(568)

Effect of change in exchange rates	141

Balance as at November 30, 2020	2,980

Current portion	(425)

Non-current portion	$2,555

19.	Other liabilities

	Note	2020	2019

Deferred lease inducements		$-	$238

Stock appreciation rights	20(c)	41	28

		$41	$266

THERATECHNOLOGIES INC.

Notes to Consolidated Financial Statements (continued)

(In thousands of United States dollars, unless otherwise stated)

Years ended November 30, 2020 and 2019

20.	Share capital

Authorized in unlimited number and without par value

Common shares; and

Preferred shares, issuable in one or more series.

All issued shares were fully paid on November 30, 2020 and 2019.

Common shareholders are entitled to receive dividends as declared by the Company at its discretion and are entitled to one vote per share at the Company’s annual general meeting.

No preferred shares are outstanding.

(a)	Issuance of common shares

Oncology platform

On February 25, 2019, the Company issued 900 common shares with a value of $5 in connection with the acquisition of Katana (Note 12).

THERATECHNOLOGIES INC.

Notes to Consolidated Financial Statements (continued)

(In thousands of United States dollars, unless otherwise stated)

Years ended November 30, 2020 and 2019

20.	Share capital (continued)

(b)	DSU plan

On December 10, 2010, the Board of Directors adopted a deferred stock unit plan (the “DSU Plan”) for the benefit of its directors and officers (the “Beneficiaries”). The goal of the DSU Plan is to increase the Company’s ability to attract and retain high-quality individuals to act as directors or officers and to better align their interests with those of the shareholders of the Company in the creation of long-term value. Under the terms of the DSU Plan, Beneficiaries who are directors are entitled to elect to receive all or part of their annual retainer to act as directors or Chair of the Board in DSUs. Beneficiaries who act as officers are entitled to elect to receive all or part of their annual bonus, if any, in DSUs. The value of a DSU is used to determine the number of DSUs a Beneficiary may be granted or the value to be paid to a Beneficiary upon redemption. This value is equal to the average closing price of the common shares on the Toronto Stock Exchange on the date on which the Company is entitled to grant DSUs, or on the date on which a Beneficiary redeems them, and during the four previous trading days.

DSUs may only be redeemed when a Beneficiary ceases to act as a director or an officer of the Company. Upon redemption, the Company must provide a Beneficiary with an amount in cash equal to the DSU value on the redemption date. Beneficiaries may not sell, transfer or otherwise assign their DSU or any rights associated therewith other than by will or in accordance with legislation regarding the vesting and partition of successions.

DSUs are totally vested at the grant date. In the case of DSUs granted to officers for annual bonuses, a DSU liability is recorded at the grant date in place of the liability for the bonus payments. In the case of directors, the expense related to DSUs and their liabilities is recognized at the grant date. During the year ended November 30, 2020, $33 (2019 – $23) was recorded as an expense and is included in general and administrative expenses. The liability related to DSUs is adjusted periodically to reflect any change in the market value of the common shares. As at November 30, 2020, a gain of $157 (2019 – charge of $641) was recognized within finance costs (Note 5). As at November 30, 2020, the Company had a total 220,171 DSUs outstanding (2019 – 204,357 DSUs) and a liability related to the DSUs of $508 (2019 – liability of $625).

Cash-settled forward stock contracts

To protect against fluctuations in the value of DSUs, the Company entered into cash-settled forward stock contracts. They were not designated as hedging instruments for accounting purposes. As at November 30, 2020, the cash-settled forward stock contracts outstanding correspond to a total of 220,171 common shares (2019 – 204,357 common shares) at a price of $5.75 per share (2019 – $5.86 per share) expiring on December 21, 2021 (2019 – December 21, 2020). As at November 30, 2020, the fair value of cash-settled forward stock contracts was $520 (2019 – $637) and is recorded in derivative financial assets. During the year ended November 30, 2020, a loss of $166 (2019 – $647) related to the change in fair value of derivative financial assets was recognized within finance costs (Note 5).

THERATECHNOLOGIES INC.

Notes to Consolidated Financial Statements (continued)

(In thousands of United States dollars, unless otherwise stated)

Years ended November 30, 2020 and 2019

20.	Share capital (continued)

(c)	Share Appreciation Rights (SARs)

On October 4, 2018, the Company’s Board of Directors approved a SARs plan for its consultants that entitles the grantee to receive a cash payment based on the increase in the stock price of the Company’s common shares from the grant date to the settlement date. The exercise date of an SAR may not be later than 10 years after the grant date. Generally, the SARs vest over a period of three years.

For the year ended November 30, 2020, $13 (2019 – $28) was recorded as share-based compensation expense for the SARs plan. Since these awards will be cash-settled, the fair value of SARs granted is estimated at each reporting period using the Black-Scholes model and the following weighted average assumptions.

Measurement date as at November 30, 2020

Risk-free interest rate	0.67%

Expected volatility	64.6%

Average option life in years	6.25 years

Grant-date share price	$2.31 (CA$3.00)

Option exercise price	$2.31 (CA$3.00)

THERATECHNOLOGIES INC.

Notes to Consolidated Financial Statements (continued)

(In thousands of United States dollars, unless otherwise stated)

Years ended November 30, 2020 and 2019

20.	Share capital (continued)

(c)	Share Appreciation Rights SARs (continued)

The risk-free interest rate is based on the implied yield on a Canadian government zero-coupon issue, with a remaining term equal to the expected term of the SAR. The volatility is based on weighted average historical volatility adjusted for changes expected due to publicly available information. The life of the SAR is estimated taking into consideration the vesting period at the grant date, the life of the SAR and the average length of time similar grants have remained outstanding in the past. The dividend yield was excluded from the calculation, since it is the present policy of the Company to retain all earnings to finance operations and future growth.

The following table summarizes the grant date weighted average fair value of SARs granted during the year ended November 30, 2019. No SARs were granted in 2020.

	Number of SARs		Weighted average grant date fair value

2019	40,000	$	1.31 (CA$1.70)

THERATECHNOLOGIES INC.

Notes to Consolidated Financial Statements (continued)

(In thousands of United States dollars, unless otherwise stated)

Years ended November 30, 2020 and 2019

20.	Share capital (continued)

(d)	Shareholder rights plan

On April 10, 2019, the Company’s Board of Directors approved the amendment and renewal of the shareholder rights plan and, on the same date, the Company and Computershare Trust Services of Canada entered into an amended and restated shareholder rights plan agreement (the “Plan”). The Plan was approved by the shareholders on May 15, 2019. The Plan is designed to provide adequate time for the Board and the shareholders to assess an unsolicited takeover bid for the Company. In addition, the Plan provides the Board with sufficient time to explore and develop alternatives for maximizing shareholder value if a takeover bid is made, as well as provide shareholders with an equal opportunity to participate in a takeover bid to receive full and fair value for their common shares. The Plan will expire at the closure of the Company’s annual meeting of shareholders in 2022 unless the Plan is reconfirmed and approved by shareholders at such meeting.

The rights issued under the Plan will initially attach to and trade with the common shares, and no separate certificates will be issued unless a triggering event occurs. The rights will become exercisable only when an acquiring person, including any party related to it, acquires or attempts to acquire 20% or more of the outstanding shares without complying with the “Permitted Bid” provisions of the Plan or without approval of the Board of Directors. Subject to the terms and conditions set out in the Plan, each right would, upon exercise and payment of $5.00 per right, entitle a rights holder, other than the acquiring person and related parties, to purchase a number of common shares at twice the exercise price of $5.00 per right based on the average weighted market price of the common shares for the last 20 trading days preceding the common share acquisition date (as defined in the Plan’s rights).

Under the Plan, a Permitted Bid is a bid made to all holders of common shares and which is open for acceptance for no less than 105 days. If, at the end of 105 days, at least 50% of the outstanding common shares, other than those owned by the offeror and certain related parties, has been tendered, the offeror may take up and pay for the common shares, but must extend the bid for a further 10 days to allow other shareholders to tender.

(e)	Stock option plan

The Company has established a stock option plan under which it can grant its directors, officers, employees, researchers and consultants non-transferable options for the purchase of common shares. The exercise date of an option may not be later than 10 years after the grant date. A maximum number of 7,700,000 options can be granted under the stock option plan. Generally, the options vest at the grant date or over a period of up to three years. As at November 30, 2020, 2,379,863 options could still be granted by the Company under the plan (2019 – 1,632,851).

The Company issued 487,421 options to Paul Lévesque, the President and Chief Executive Officer of the Company, on April 15, 2020 as inducement to enter into his employment agreement with the Company. These 487,421 options vest equally over a three-year period, have an exercise price of CA$2.87 and have a 10-year term.

The Company has also issued an additional 590,300 options to its senior management, employees and directors since the beginning of its last fiscal year.

All options are to be settled by the physical delivery of common shares.

THERATECHNOLOGIES INC.

Notes to Consolidated Financial Statements (continued)

(In thousands of United States dollars, unless otherwise stated)

Years ended November 30, 2020 and 2019

20.	Share capital (continued)

(e)	Stock option plan (continued)

Changes in the number of options outstanding during the past two years were as follows:

		Weighted average exercise price per option
	Number of options	CA$	US$

Options as at December 1, 2018	2,172,705	3.15	2.37

Granted	406,400	8.19	6.20

Expired	(88,489)	6.07	4.56

Exercised (share price: CA$7.78 (US$5.82))	(74,832)	1.96	1.46

Options outstanding as at November 30, 2019	2,415,784	$3.94	$2.96

Granted – CA$	1,077,721	3.06	2.25

Forfeited and expired – CA$	(229,812)	4.72	3.47

Exercised (share price: CA$8.65 (US$6.57))	(60,000)	3.38	2.40

Options outstanding as at November 30, 2020 – CA$	3,203,693	3.59	2.76

Options granted and outstanding as at November 30, 2020 – US$	12,500	-	2.35

Options exercisable as at November 30, 2020 – CA$	2,063,672	3.43	2.64

Options exercisable as at November 30, 2019 – CA$	1,864,727	$2.69	$2.02

THERATECHNOLOGIES INC.

Notes to Consolidated Financial Statements (continued)

(In thousands of United States dollars, unless otherwise stated)

Years ended November 30, 2020 and 2019

20.	Share capital (continued)

(e)	Stock option plan (continued)

The following table provides stock option information as at November 30, 2020 (options exercisable in CA$).

Price range		Number of options outstanding	Weighted average remaining life		Weighted average exercise price
CA$	US$		(years)	CA$	US$

0.25 – 1.19	0.19 – 0.92	814,660	2.95	0.64	0.49

2.01 – 3.75	1.55 – 2.89	1,521,721	8.03	2.72	2.10

3.76 – 6.00	2.89 – 4.62	230,000	6.35	5.96	4.59

6.01 – 9.00	4.62 – 6.93	424,000	8.03	8.06	6.20

9.01 – 10.00	6.93 – 1.70	213,312	7.35	9.56	7.36

		3,203,693	6.57	3.59	2.76

The following table provides stock option information as at November 30, 2020 (options exercisable in US$).

Price range		Number of options outstanding	Weighted average remaining life	Weighted average exercise price
	US$		(years)	US$

	1.55 – 2.89	12,500	10.0	2.35

THERATECHNOLOGIES INC.

Notes to Consolidated Financial Statements (continued)

(In thousands of United States dollars, unless otherwise stated)

Years ended November 30, 2020 and 2019

20.	Share capital (continued)

(e)	Stock option plan (continued)

For the year ended November 30, 2020, $1,414 (2019 – $1,059) was recorded as share-based compensation expense for the stock option plan. The fair value of options granted in 2020 and 2019 was estimated at the grant date using the Black-Scholes model and the following weighted average assumptions.

Options exercisable in CA$		2020		2019

Risk-free interest rate		0.95%		2.15%

Expected volatility		74%		57%

Average option life in years		8.5 years		8 years

Grant-date share price	$	2.35 (CA$3.05)	$	6.15 (CA$8.19)

Option exercise price	$	2.35 (CA$3.05)	$	6.15 (CA$8.19)

Options exercisable in US$		2020

Risk-free interest rate		0.74%

Expected volatility		78%

Average option life in years		8.5 years

Grant-date share price	$	2.35

Option exercise price	$	2.35

THERATECHNOLOGIES INC.

Notes to Consolidated Financial Statements (continued)

(In thousands of United States dollars, unless otherwise stated)

Years ended November 30, 2020 and 2019

20.	Share capital (continued)

(e)	Stock option plan (continued)

The risk-free interest rate is based on the implied yield on a Canadian or U.S. government zero-coupon issue, with a remaining term equal to the expected term of the option. The volatility is based on weighted average historical volatility adjusted for changes expected due to publicly available information. The life of the options is estimated taking into consideration the vesting period at the grant date, the life of the option and the average length of time similar grants have remained outstanding in the past. The dividend yield was excluded from the calculation, since it is the present policy of the Company to retain all earnings to finance operations and future growth.

The following table summarizes the measurement date weighted average fair value of stock options granted during the years ended November 30, 2020 and 2019.

Options exercisable in CA$	Number of stock options granted		Weighted average grant date fair value

2020	1,077,721	$	1.71 (CA$2.22)

2019	406,400	$	3.69 (CA$4.92)

Options exercisable in US$	Number of stock options granted		Weighted average grant date fair value

2020	12,500	$	2.35

The Black-Scholes model used by the Company to calculate option values was developed to estimate the fair value of freely tradable, fully transferable options without vesting restrictions, which significantly differs from the Company’s stock option awards. This model also requires four highly subjective assumptions, including future stock price volatility and average option life, which greatly affect the calculated values.

THERATECHNOLOGIES INC.

Notes to Consolidated Financial Statements (continued)

(In thousands of United States dollars, unless otherwise stated)

Years ended November 30, 2020 and 2019

20.	Share capital (continued)

(f)	Loss per share

The calculation of basic loss per share was based on the net loss attributable to common shareholders of the Company of $22,667 (2019 – $12,496) and a weighted average number of common shares outstanding of 76,991,635 (2019 – 76,928,287), calculated as follows.

	2020	2019

Issued common shares as at December 1	76,953,411	76,877,679

Effect of share options exercised	38,224	49,920

Effect of public issue common shares	-	688

Weighted average number of common shares, basic and diluted	76,991,635	76,928,287

For the year ended November 30, 2020, 3,216,193 (2019 – 2,415,784) share options and 3,872,053 common shares potentially issuable from the conversion of the $57,500 aggregate principal amount of convertible unsecured senior notes (Note 17), that may potentially dilute earnings per share in the future, were excluded from the weighted average number of diluted common shares calculation as their effect would have been anti-dilutive.

The average market value of the Company’s shares for purposes of calculating the dilutive effect of share options was based on quoted market prices for the period during which the options were outstanding.

THERATECHNOLOGIES INC.

Notes to Consolidated Financial Statements (continued)

(In thousands of United States dollars, unless otherwise stated)

Years ended November 30, 2020 and 2019

20.	Share capital (continued)

(g)	Accumulated other comprehensive income (loss)

	2020	2019

Unrealized losses on FVOCI financial assets, net of tax	$2	$(12)

Cumulative exchange difference on translation of foreign operations	(483)	33

	$(481)	$21

THERATECHNOLOGIES INC.

Notes to Consolidated Financial Statements (continued)

(In thousands of United States dollars, unless otherwise stated)

Years ended November 30, 2020 and 2019

21.    Income taxes

The following table presents the components of the current and deferred tax expenses (recovery).

	2020	2019

Current tax expense	$16	$-

Deferred tax expense (recovery)

Origination and reversal of temporary differences	$(4,890)	$(2,484)

Change in unrecognized deductible temporary differences	4,890	2,484

Total deferred tax expense (recovery)	$-	$-

Total current and deferred tax expense	$16	$-

Reconciliation between effective and applicable tax amounts

	2020	2019

Income taxes at domestic tax statutory rate	$(6,004)	$(3,325)

Change in unrecognized deductible temporary differences	4,890	2,484

Impact of differences in statutory tax rates	742	518

Non-deductible expenses and other	388	323

Total income tax expense	$16	$-

The applicable statutory tax rates were 26.5% in 2020 and 26.6% in 2019. The Company’s applicable tax rate is the Canadian combined rates applicable in the jurisdictions in which the Company operates.

THERATECHNOLOGIES INC.

Notes to Consolidated Financial Statements (continued)

(In thousands of United States dollars, unless otherwise stated)

Years ended November 30, 2020 and 2019

21.	Income taxes (continued)

Unrecognized deferred tax assets

As at November 30, unrecognized deferred tax assets were as follows.

	2020	2019

Research and development expenses	$24,924	$23,262

Non-capital losses	31,725	30,470

Property and equipment	242	282

Intellectual property and patent fees	2,952	2,900

Available deductions and other	5,045	3,335

	$64,888	$60,249

Given the Company’s past losses, management does not believe that it is probable that the Company can realize its deferred tax assets and, therefore, no amount has been recognized in the consolidated statements of financial position.

The generation of future taxable profit is dependent on the successful commercialization of the Company’s products and technologies.

THERATECHNOLOGIES INC.

Notes to Consolidated Financial Statements (continued)

(In thousands of United States dollars, unless otherwise stated)

Years ended November 30, 2020 and 2019

21.	Income taxes (continued)

Unrecognized deferred tax assets (continued)

As at November 30, 2020 and 2019, the amounts and expiry dates of Canadian tax attributes for which no deferred tax asset was recognized were as follows:

		2020		2019
	Federal	Provincial	Federal	Provincial

Research and development expenses, without time limitation	$85,792	$104,822	$79,698	$98,321

Losses carried forward

2027	5,760	5,753	414	407

2028	35,640	17,347	34,876	16,975

2029	14,993	12,672	14,671	12,400

2030	8,803	8,800	8,614	8,611

2031	18,129	16,092	17,740	15,748

2032	12,282	11,278	12,019	11,036

2033	8,826	8,742	8,636	8,555

2034	8,082	8,011	7,909	7,839

2037	7,212	7,126	7,057	6,973

2038	2,104	2,025	1,964	1,886

2039	1,386	1,347	6,024	5,952

2040	6,928	6,921	-	-

Other temporary differences, without time limitation

Excess of tax value of property and equipment over carrying value	959	870	1,128	998

Excess of tax value of intellectual property and patent fees over carrying value	11,136	11,131	10,897	10,892

Available deductions and other	50,470	7,619	43,291	1,430

As at November 30, 2020 and 2019, no deferred tax liability was recognized for temporary differences arising from investments in subsidiaries because the Company controls the decisions affecting the realization of such liabilities and it is probable that the temporary differences will not reverse in the foreseeable future.

THERATECHNOLOGIES INC.

Notes to Consolidated Financial Statements (continued)

(In thousands of United States dollars, unless otherwise stated)

Years ended November 30, 2020 and 2019

22.	Supplemental cash flow disclosures

The Company entered into the following transactions, which had no impact on its cash flows.

	2020	2019

Additions to property and equipment included in accounts payable and accrued liabilities	$12	$3

Additions to intangible assets included in accounts payable and accrued liabilities	-	9

Additions to intangible assets included in long-term obligations	-	7,822

Additions to intangible assets included in contributed surplus	-	1,028

Issuance of shares in connection with acquisitions of intangible assets	-	5

Initial recognition of right-of-use assets and lease liabilities	3,192	-

Reclassification of other liabilities to right-of-use-assets	238	-

THERATECHNOLOGIES INC.

Notes to Consolidated Financial Statements (continued)

(In thousands of United States dollars, unless otherwise stated)

Years ended November 30, 2020 and 2019

23.	Financial instruments

Overview

This note provides disclosures relating to the nature and extent of the Company’s exposure to risks arising from financial instruments, including credit risk, liquidity risk, currency risk and interest rate risk, and how the Company manages those risks.

Credit risk

Credit risk is the risk of a loss if a customer or counterparty to a financial instrument fails to meet its contractual obligations. The Company regularly monitors credit risk exposure and takes steps to mitigate the likelihood of this exposure resulting in losses.

The Company’s exposure to credit risk currently relates to accounts receivable with one major customer (see Note 27), other receivable and derivative financial assets which it manages by dealing only with highly rated Canadian financial institutions. Included in the consolidated statements of financial position are trade receivables of $10,947 (2019 – $9,538), all of which were aged under 60 days. There was no amount recorded as bad debt expense for the years ended November 30, 2020 and 2019. Financial instruments other than cash and trade and other receivables that potentially subject the Company to significant credit risk consist principally of bonds and money market funds. The Company invests its available cash in highly liquid fixed income instruments from governmental, paragovernmental, municipal and high-grade corporate bodies and money market funds (2020 – $8,031; 2019 – $12,583). As at November 30, 2020, the Company believes it was not exposed to any significant credit risk. The Company’s maximum credit exposure corresponded to the carrying amount of these financial assets.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. As indicated in Note 24, the Company manages this risk through the management of its capital structure. It also manages liquidity risk by continuously monitoring actual and projected cash flows. The Board of Directors and/or the Audit Committee reviews and approves the Company’s operating and capital budgets, as well as any material transactions out of the ordinary course of business.

The Company has adopted an investment policy in respect of the safety and preservation of its capital designed to ensure that the Company’s liquidity needs are met. The instruments are selected with regard to the expected timing of expenditures and prevailing interest rates.

THERATECHNOLOGIES INC.

Notes to Consolidated Financial Statements (continued)

(In thousands of United States dollars, unless otherwise stated)

Years ended November 30, 2020 and 2019

23.	Financial instruments (continued)

Liquidity risk (continued)

The following are amounts due on the contractual maturities of financial liabilities as at November 30, 2020 and 2019.

					2020
	Carrying amount	Total contractual amount	Less than 1 year	From 1 to 2 years	More than 3 years

Accounts payable and accrued liabilities	$34,815	34,815	$34,815	$-	$-

Convertible unsecured senior notes, including interest	52,403	67,419	3,306	64,113	-

Long-term obligations	4,666	5,000	5,000	-	-

Lease liabilities	2,980	3,640	621	1,267	1,752

	$94,864	$110,874	$43,742	$65,380	$1,752

					2019
	Carrying amount	Total contractual amount	Less than 1 year	From 1 to 2 years	More than 3 years

Accounts payable and accrued liabilities	$31,173	31,173	$31,173	$-	$-

Convertible unsecured senior notes, including interest	50,741	70,725	3,306	6,613	60,806

Long-term obligations	7,987	8,500	3,500	5,000	-

	$89,901	$110,398	$37,979	$11,613	$60,806

THERATECHNOLOGIES INC.

Notes to Consolidated Financial Statements (continued)

(In thousands of United States dollars, unless otherwise stated)

Years ended November 30, 2020 and 2019

23.	Financial instruments (continued)

Currency risk

The Company is exposed to financial risk related to the fluctuation of foreign exchange rates and the degree of volatility of those rates. Currency risk is limited to the portion of the Company’s business transactions denominated in currencies other than US$, primarily cash, sale of goods and expenses incurred in CA$ and Euro.

Exchange rate fluctuations for foreign currency transactions can cause cash flows, as well as amounts recorded in the consolidated statements of net loss, to vary from period to period and not necessarily correspond to those forecasted in operating budgets and projections. Additional earnings variability arises from the translation of monetary assets and liabilities denominated in currencies other than the US$ at the rates of exchange at each consolidated statement of financial position date, the impact of which is reported as foreign exchange gain or loss in the consolidated statements of net loss. The Company does not believe a sudden change in foreign exchange rates would impair or enhance its ability to pay its CA$ or Euro denominated obligations.

The following table presents the significant items in the original currencies exposed to currency risk as at November 30, 2020 and 2019.

		2020		2019
	CA$	EURO	CA$	EURO

Cash	871	36	740	533

Bonds and money market funds	821	-	6,982	-

Trade and other receivables	522	1,052	328	447

Tax credits and grants receivable	942	25	-	-

Accounts payables and accrued liabilities	(4,937)	(4,496)	(5,101)	(793)

Lease liabilities	(2,109)	(1,138)	-	-

Total exposure	(3,890)	(4,521)	2,949	187

THERATECHNOLOGIES INC.

Notes to Consolidated Financial Statements (continued)

(In thousands of United States dollars, unless otherwise stated)

Years ended November 30, 2020 and 2019

23.	Financial instruments (continued)

Currency risk (continued)

The following exchange rates are those applicable as at November 30, 2020 and 2019.

		2020		2019
	Average rate	Reporting date rate	Average rate	Reporting date rate

CA$ – US$	0.7445	0.7695	0.7524	0.7530

Euro – US$	1.1325	1.1928	1.1217	1.1018

Based on the Company’s foreign currency exposures noted above, varying the above foreign exchange rates to reflect a 5% strengthening of the CA$ or the Euro would have a positive impact on net earnings as follows, assuming that all other variables remained constant.

		2020		2019
	CA$	EURO	CA$	EURO

Positive impact	(195)	(226)	147	9

An assumed 5% weakening of the CA$ would have had an equal but opposite effect on the above currencies in the amounts shown above, assuming that all other variables remain constant.

Interest	rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

Short-term bonds held by the Company are invested at fixed interest rates and/or mature in the short term. Long-term bonds are also instruments that bear interest at fixed rates. The risk that the Company will realize a loss as a result of a decline in the fair value of its bonds is limited because these investments, although they are classified as available for sale, are generally held until close to maturity. The unrealized gains or losses on bonds are recorded in accumulated other comprehensive income (loss).

THERATECHNOLOGIES INC.

Notes to Consolidated Financial Statements (continued)

(In thousands of United States dollars, unless otherwise stated)

Years ended November 30, 2020 and 2019

23.	Financial instruments (continued)

Interest rate risk (continued)

Based on the value of the Company’s short- and long-term bonds as at November 30, 2020, an assumed 0.5% decrease in market interest rates would have increased the fair value of these bonds and the accumulated other comprehensive income (loss) by approximately nil (2019 – $14); an assumed increase in market interest rates of 0.5% would have an equal but opposite effect, assuming that all other variables remained constant.

Cash and money market funds bear interest at a variable rate. Trade and other receivables, accounts payable and accrued liabilities and provisions bear no interest.

Based on the average value of variable interest-bearing cash and money market funds during the year ended November 30, 2020 of $28,124 (2019 – $39,032), an assumed 0.5% increase in interest rates during such year would have increased future cash flows and net profit by approximately $141 (2019 – $195); an assumed decrease of 0.5% would have had an equal but opposite effect.

As the Company’s convertible unsecured senior notes bear interest at a fixed rate of 5.75%, the Company does not face cash flow interest rate risk, but is subject to market price interest rate risk. The Company’s long-term obligations do not bear interest.

THERATECHNOLOGIES INC.

Notes to Consolidated Financial Statements (continued)

(In thousands of United States dollars, unless otherwise stated)

Years ended November 30, 2020 and 2019

24.	Capital management

The Company’s objective in managing its capital is to ensure a liquidity position sufficient to finance its business activities. The Company depends primarily on revenue generated by sales of EGRIFTA® and Trogarzo® in the United States and, from time to time, on public offerings of securities in North America to finance its activities.

The capital management objectives remain the same as for the previous year.

As at November 30, 2020, cash, bonds and money market funds amounted to $20,768 (2019 – $41,244). Subsequent to year-end, the Company raised aggregate proceeds of $42,668 from the public offering of units (see Note 29). The Company believes that its cash position and future operating cash flows will be sufficient to finance its operations and capital needs for at least the next 12 months from the consolidated statement of financial position date.

Currently, the Company’s general policy on dividends is to retain cash to keep funds available to finance its growth.

The Company defines capital to include total equity and convertible unsecured senior notes.

The Company is not subject to any externally imposed capital requirements.

25.	Determination of fair values

Certain of the Company’s accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and/or disclosure purposes based on the following methods. When applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

Financial assets and financial liabilities measured at fair value

In establishing fair value, the Company uses a fair value hierarchy based on levels as defined below:

Level 1:	Defined as observable inputs such as quoted prices in active markets.

Level 2:	Defined as inputs other than quoted prices in active markets that are either directly or indirectly observable.

Level 3:	Defined as inputs that are based on little or no observable market data, therefore requiring entities to develop their own assumptions.

THERATECHNOLOGIES INC.

Notes to Consolidated Financial Statements (continued)

(In thousands of United States dollars, unless otherwise stated)

Years ended November 30, 2020 and 2019

25.	Determination of fair values (continued)

Other financial assets and financial liabilities

The Company has determined that the carrying values of its short-term financial assets and financial liabilities, including cash, trade and other receivables, derivative financial assets, accounts payable and accrued liabilities and long-term obligations approximate their fair value because of their relatively short period to maturity.

Bonds and money market funds and derivative financial assets and financial liabilities are stated at fair value, determined by inputs that are primarily based on broker quotes at the reporting date (Level 2).

The fair value of the convertible unsecured senior notes, including the equity portion, as at November 30, 2020 was approximately $43,125 (Level 1) based on market quotes.

Share-based payment transactions

The fair value of the employee stock options is measured based on the Black-Scholes valuation model. Measurement inputs include share price on measurement date, exercise price of the instrument, expected volatility (based on weighted average historical volatility adjusted for changes expected due to publicly available information), weighted average expected life of the instruments (based on historical experience and general option holder behaviour), expected dividends, and the risk-free interest rate (based on government bonds). Service and non-market performance conditions attached to the transactions, if any, are not taken into account in determining fair value.

The DSU liability is recognized at fair value and considered Level 2 in the fair value hierarchy for financial instruments. The fair value is determined using the quoted price of the common shares of the Company.

THERATECHNOLOGIES INC.

Notes to Consolidated Financial Statements (continued)

(In thousands of United States dollars, unless otherwise stated)

Years ended November 30, 2020 and 2019

26.	Commitments

(a)	Long-term procurement agreements and research agreements

The Company has long-term procurement agreements with third party suppliers in connection with the commercialization of EGRIFTA SV® and Trogarzo®. As at November 30, 2020, the Company had outstanding purchase orders and minimum payments required under these agreements amounting to $14,042 (2019 – $20,311) for the manufacture of Trogarzo®, EGRIFTA SV® and for various services.

The Company also has research commitments and outstanding clinical material purchase orders amounting to $586 in connection with the oncology platform and $1,217 in connection with a new formulation of tesamorelin and of a multi-dose pen injector developed for this new formulation.

(b)	Credit facilities

The Company has a CA$1,500 revolving credit facility bearing interest at Canadian prime rate plus 1% and a $1,000 revolving credit facility bearing interest at US prime rate plus 1%. The Company’s assets have been given as collateral to secure these credit facilities. As at November 30, 2020 and 2019, the Company did not have any borrowings outstanding under these facilities.

(c)	Licence agreement

On February 4, 2020, the Company entered into an amended and restated licence agreement with the Massachusetts General Hospital (“MGH”), as amended on April 15, 2020, in order to benefit from its assistance and knowledge for the development of tesamorelin for the potential treatment of Non-Alcoholic Steatohepatitis (“NASH”) in the general population. Under the terms of the amended agreement, the MGH, through Dr. Steven Grinspoon, will provide services related to the study design, selection of optimal patient population, dosing, study duration and other safety matters and participate, if need be, in regulatory meetings with the FDA or the EMA. In consideration, we agreed to make certain milestone payments to the MGH related to the development of tesamorelin and to pay a low single-digit royalty on all sales of EGRIFTA® and EGRIFTA SV® above a certain threshold amount. The payment of the royalty will begin upon approval by the FDA or the EMA (the first to occur) of an expanded label of tesamorelin for the treatment of any fatty liver disease, including Non-Alcoholic Fatty Liver Disease or NASH in the general population.

THERATECHNOLOGIES INC.

Notes to Consolidated Financial Statements (continued)

(In thousands of United States dollars, unless otherwise stated)

Years ended November 30, 2020 and 2019

26.	Commitments (continued)

(d)	Post-approval commitments

In connection with the approval of Trogarzo® in Europe, we are required to conduct a pediatric investigation plan, or PIP, and a post-authorization efficacy study, or Registry. The PIP comprises two studies: the first one consists in evaluating the pharmacokinetics, pharmacodynamics, safety and tolerability of Trogarzo® in children from 6 to less than 18 years of age with HIV-1 infection in order to provide pharmacokinetics and pharmacodynamics data to support the extrapolation of efficacy from adults; and the second study is a modelling and simulation study to evaluate the use of Trogarzo® in the treatment of HIV-1 infection resistant to at least one agent in three different classes in children from 6 to less than 18 years of age. The Registry consists primarily in evaluating the long-term efficacy and durability of Trogarzo® in combination with other antiretrovirals by comparing the virologic, immunologic and clinical outcomes of patients receiving Trogarzo® treatment versus matched patients not receiving Trogarzo®. The study comprising the Registry should be conducted over a five-year period. The cost of the Registry, estimated to be approximately 4,000 Euros, will be borne as to 52% by TaiMed and as to 48% by the Company.

27.	Operating segments

The Company has a single operating segment. As described in Note 3, almost all of the Company’s revenues are generated from one customer, RxCrossroads, which is domiciled in the United States.

	2020	2019

RxCrossroads	$63,909	$60,853

Others	2,144	2,363

	$66,053	$63,216

All of the Company’s non-current assets are located in Canada and Ireland, as is the Company’s head office. Of the Company’s non-current assets of $35,335, $34,006 are located in Canada and $1,329 are located in Ireland.

THERATECHNOLOGIES INC.

Notes to Consolidated Financial Statements (continued)

(In thousands of United States dollars, unless otherwise stated)

Years ended November 30, 2020 and 2019

28.	Related parties

The key management personnel of the Company are the directors, the President and Chief Executive Officer and all of the Senior Vice Presidents.

Key management personnel compensation comprises:

	2020	2019

Short-term employee benefits	$2,384	$2,016

Post-employment benefits	97	67

Share-based compensation	925	847

Termination benefits	864	-

	$4,270	$2,930

As at November 30, 2020, the key management personnel controlled 1.4% (2019 – 1.4%) of the voting shares of the Company and held 0.0% (2019 – 0.3%) of the convertible unsecured senior notes.

29.	Subsequent event

On January 19, 2021, the Company completed a public offering for the sale and issuance of 16,727,900 units of the Company for a gross cash consideration of $46,002, including the full exercise of the over allotment option. Share issue costs are estimated at $3,334 resulting in net proceeds of $42,668.

Each unit is comprised of one common share of the Company and one-half of one common share purchase warrant of the Company (each whole warrant, a “Warrant”). Each Warrant entitles the holder to purchase one common share of the Company at an exercise price of $3.18 until January 19, 2024.